As filed with the Securities and Exchange Commission on June 29, 2004
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
INTERCHANGE CORPORATION
(Name of small business issuer in its charter)

Delaware	7389	33-0849123
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Interchange Corporation	Heath B. Clarke
24422 Avenida de la Carlota, Suite 120	24422 Avenida de la Carlota, Suite 120
Laguna Hills, California 92653	Laguna Hills, California 92653
(949) 784-0800	(949) 784-0800
(Address and telephone number of principal executive offices and principal place of business)	(Address and telephone number of agent for service)

Copies To:

Cary K. Hyden, Esq.	Ellen S. Bancroft, Esq.
Derek D. Dundas, Esq.	Scott R. Santagata, Esq.
Latham & Watkins LLP	J.R. Kang, Esq.
650 Town Center Drive, 20th Floor	Dorsey & Whitney LLP
Costa Mesa, California 92626-1925	38 Technology Drive
(714) 540-1235	Irvine, California 92618
(949) 932-3600

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date hereof.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum	Amount of
Title of each class of	aggregate offering	registration
securities to be registered	price(1)(2)	fee

Common Stock, $0.00001 par value	$28,750,000	$3,643

(1)	Includes shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2004

                                     Shares

Common Stock

This is our initial public offering of shares of our common stock. We are offering                      shares. We expect the initial public offering price to be between $          and $           per share.

Currently, no public market exists for shares of our common stock. We intend to apply to have our common stock quoted on the Nasdaq SmallCap Market under the symbol “INCX.”

The underwriters may also purchase up to an additional                      shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Delivery of the shares will be made on or about                     , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners

The date of this prospectus is                     , 2004.

[Inside Front Cover of Prospectus]

[Description of Artwork]

This page is divided vertically into three sections that are approximately equal in height. The top section contains a rectangular box that is divided horizontally into three sections that are approximately equal in width. In the left section of the box, “Indirect Advertisers from” is centered above bulleted columns that list examples of our Advertiser Network partners. In the center section of the box, “5,000 Direct Advertisers from” is centered above our ePilot logo. In the right section of the box, “Local Advertisers from” is centered above our Local Direct logo.

The center section of this page contains the Interchange logo, with arrows pointing to and from the Interchange logo and the top and bottom sections of this page. The arrow pointing from the Interchange logo to the box contained in the bottom section of the page is labeled “Sponsored Listings,” and the arrow pointing from the box contained in the bottom section of the page to the Interchange logo is labeled “Search Requests.”

The bottom section of this page contains a rectangular box in which “Over 200 Distribution Network partners sending us consumer search requests” is centered over a graphic of an Internet keyword search box with an arrow pointing to examples of our Distribution Network partners.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in, or that can be accessed through, our websites is not a part of this prospectus. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations. We have applied to register the following trademarks with the United States Patent and Trademark Office: ePilotSM, Keyword DNASM, Assured ResponseSM, Network AdvantageSM, Paid Search PlusSM and Local DirectSM. Each other trademark, trade name or service mark appearing in this prospectus belongs to its respective owner.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

Interchange Corporation

Our Company

We provide paid-search services that enable businesses to reach consumers through targeted online advertising. Our services enable businesses to advertise their products and services by listing them in our distributed Internet search results. By providing these sponsored listings to consumers, in response to their search requests, we offer businesses an effective method of accessing consumers during the purchasing process.

Our sponsored listings are derived from our Advertiser Network, which includes approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 16 other paid-search companies. We supply these aggregated sponsored listings to our Distribution Network, which is a network of more than 200 websites and search engines. Our Distribution Network partners integrate our search results into their websites, which we deliver in response to targeted keyword searches performed by consumers on those websites. During the quarter ended March 31, 2004, we received an average of approximately 40 million Internet searches per day from our Distribution Network.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on that advertiser’s sponsored listing. If an Internet user clicks-through on a sponsored listing from our Advertiser Network, we generate revenue that we then share with the applicable Distribution Network partner. Our distribution model is designed to concurrently provide sponsored listings from both our direct advertisers as well as advertisers of other paid-search engines to our broad Distribution Network, which increases the opportunity for us and our partners to generate revenue.

In early 2004, we released Local Direct, our local search and advertising platform that incorporates our Keyword DNA technology. This proprietary platform is designed to deliver geographically-targeted, relevant search results on our customers’ websites. We currently market Local Direct primarily to Internet yellow pages websites as well as to other websites and search engines that provide local business information and serve local advertisers. Local Direct enables local businesses to conduct paid-search advertising, which we believe is a new and evolving market that is not effectively served at this time.

Our Industry

As use of the Internet to research and purchase products and services continues to grow, businesses are seeking more effective means of reaching consumers online and converting them into customers. Forrester Research, an independent market research firm, estimates that spending for online marketing, which includes display advertising, search engine marketing and email marketing, will increase from $7 billion in 2003 to $15.6 billion in 2008. Most online advertising has historically been impression based, which requires advertisers to pay according to the number of times an advertisement is exposed to a potential consumer. We believe it has been difficult for businesses to measure their return on investment from this form of advertising. Keyword-targeted search-based advertising, on the other hand, allows online advertisers to accurately measure the effectiveness and response rates of advertisements so that they can quickly see their return on investment. If necessary, advertisers can change listings rapidly and cost effectively in response to information such as consumer behavior, product pricing or product availability. Paid-search advertising also gives advertisers the ability to target online advertisements to select groups of individuals with specific and immediate interests, and to pay for advertising only when an Internet user actually clicks-through on the advertiser’s sponsored listing.

We believe that Internet advertising will continue to grow as consumers and businesses increasingly use the Internet as a means of commerce, and paid-search advertising, in particular, will continue to grow as a percentage of online advertising. According to Forrester Research, search engine marketing spending will increase from $2.8 billion in 2004 to $5.6 billion in 2008. We also believe that searches for products, services and businesses within a geographic region, or “local search,” will be an increasingly significant segment of the online advertising industry. Although local paid-search is a relatively new market, The Kelsey Group, an independent research firm, estimates that the local search market will grow to $2.5 billion by 2008.

Our Solution

We believe our paid-search services provide our direct advertisers, our Advertiser and Distribution Network partners, and online consumers with the following benefits:

•	Measurable Return on Investment. Our proprietary account management systems enable businesses to measure their return on investment and make adjustments in real-time to their paid-search advertising campaigns.

•	Targeted Advertising. By bidding on relevant keywords, businesses can target consumers at the exact time they have proactively demonstrated an interest in what the business has to offer. This also provides consumers with results relevant to their keyword search.

•	Large Number of Advertisers. The sponsored listings from approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 16 other paid-search companies provide increased opportunities to generate revenue for us and our Advertiser and Distribution Network partners.

•	Widespread Distribution. We currently distribute our sponsored listings to more than 200 websites and search engines that make up our Distribution Network, which provided us with an average of approximately 40 million searches per day during the three months ended March 31, 2004.

•	Access to Paid-Search Advertising. Our technology and services provide our partners an opportunity to generate revenue from paid-search advertising with minimal effort or expense.

Our Strategy

Our objective is to be a leading provider of paid-search services. The key elements of our strategy are to:

•	Expand Our Advertiser Network. We intend to increase our Advertiser Network by expanding our sales and business development teams, establishing new relationships with businesses and other paid-search companies, and strengthening our brand through other online and offline marketing activities. We also intend to pursue expansion of our business into international markets.

•	Expand Our Distribution Network. We intend to continue attracting Distribution Network partners principally through our business development team, online and offline marketing efforts and participation in industry trade shows.

•	Increase Our Local Direct Client Base. We believe our local search technology will enable increasing numbers of local businesses to connect with consumers through paid-search, and we intend to commit additional resources to the continued development and improvement of our Local Direct services.

•	Continue Our Innovation and Development of New and Existing Services. We intend to create new services and enhance existing services to better serve our Advertiser and Distribution Networks and to provide more relevant search results for Internet users.

Corporate Information

We were incorporated in Delaware in March 1999 as eWorld Commerce Corporation and we changed our name to eLiberation.com Corporation in August 1999. In February 2003, we changed our name to Interchange Corporation. Our principal executive offices are located at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California 92653, and our telephone number is (949) 784-0800. We maintain our corporate website at www.interchangeusa.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus. Unless the context requires otherwise, as used in this prospectus the terms “Interchange,” “we,” “us” and “our” refer to Interchange Corporation.

The Offering

Common stock offered by us	shares

Common stock outstanding after this offering	shares

Use of proceeds	We intend to use the net proceeds from this offering for the payment of certain outstanding obligations, capital expenditures (including new co-location facilities), international expansion, marketing activities and working capital and other general corporate purposes. Pending such use, we plan to invest the net proceeds in short-term, investment grade, interest-bearing securities. See “Use of Proceeds.”

Proposed Nasdaq SmallCap Market symbol	“INCX”

Unless we indicate otherwise, all information contained in the prospectus assumes:

•	conversion of all outstanding shares of our preferred stock into an aggregate of 1,169,772 shares of our common stock, which will be effective immediately prior to the closing of this offering;

•	no conversion of the aggregate outstanding principal of $1.3 million and the aggregate accrued interest of $168,002 on the convertible secured promissory notes payable to Frastacky Associates, Inc., which are convertible at the holder’s option into an aggregate of 734,001 shares of our common stock;

•	no conversion of the outstanding convertible secured debentures in the aggregate principal amount of approximately $2.4 million, which are convertible at the holders’ option into an aggregate of 711,044 shares of our common stock;

•	no exercise by the underwriters’ of their over-allotment option to purchase up to shares of our common stock in the offering;

•	no exercise of the underwriters’ warrant to purchase shares of our common stock at an exercise price of $ per share to be issued in connection with this offering;

•	no exercise of outstanding options to purchase 1,231,822 shares of our common stock, which options were granted under our 1999, 2000 and 2004 equity incentive plans at a weighted average exercise price of $2.84 per share;

•	no issuance of 18,178 shares of our common stock reserved for future grant and issuance under our 1999, 2000 and 2004 equity incentive plans; and

•	no exercise of outstanding warrants to purchase 1,786,794 shares of our common stock at a weighted average exercise price of $3.59 per share.

Summary Financial Data

The following table summarizes historical financial data regarding our business and should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus. The summary information for the years ended December 31, 2002 and 2003 has been derived from our financial statements, which were audited by Haskell & White LLP, and are included elsewhere in this prospectus. The summary information as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 has been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, which are of a normal recurring nature, necessary to present such information fairly.

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$3,588	$8,784	$1,687	$3,462

Operating expenses:
Search serving	1,776	3,816	800	1,744
Sales and marketing	1,501	1,978	377	712
General and administrative	1,383	1,466	346	473
Research and development	987	708	193	199
Non-cash equity based expense	28	103	69	8

Total operating expenses	5,675	8,071	1,785	3,136

Operating income (loss)	$(2,087)	$713	$(98)	$326
Net income (loss)	$(2,491)	$60	$(186)	$17
Basic net income (loss) per share	$(1.43)	$0.03	$(0.10)	$0.01
Diluted net income (loss) per share	$(1.43)	$0.02	$(0.10)	$0.01
Basic weighted average common shares outstanding	1,742,338	1,813,210	1,783,894	1,922,690
Diluted weighted average common shares outstanding	1,742,338	3,050,582	1,783,894	3,159,236

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma(1)	as Adjusted(2)

	(unaudited)
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$702	$601
Working capital (deficit)	$(6,240)	$(2,335)
Total assets	$2,599	$2,499
Convertible secured promissory notes	$1,300	$0
Convertible secured debentures, net of debt discount	$2,347	$0
Stockholders’ deficit	$(5,671)	$(1,856)

(1)	Reflects the conversion of all outstanding shares of convertible preferred stock into 1,169,772 shares of our common stock, the conversion of approximately $1.3 million of our convertible secured promissory notes and $168,002 of accrued interest thereon into 734,001 shares of common stock, the conversion of $2.4 million of convertible secured debentures into 711,044 shares of common stock and the payment of $101,000 of accrued interest on our convertible secured debentures.

(2)	Reflects the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, less underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before making an investment decision. If any of the possible adverse events described below actually occur, our business, results of operations or financial condition would likely suffer. In such an event, the market price of our common stock could decline and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, results of operations or financial condition.

Risks Relating to Our Business

We have historically incurred losses and may continue to incur losses in the future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

We have a history of losses. Although we achieved a net income of $60,000 for the fiscal year ended December 31, 2003 and a net income of $17,000 for the quarter ended March 31, 2004, we have an accumulated deficit of $12.8 million as of March 31, 2004. The report accompanying our 2002 and 2003 financial statements by our independent registered public accounting firm states that our limited profitable results from operations, working capital deficit, net capital deficit and limited available financing sources raise substantial doubt about our ability to continue as a going concern. Although we expect that the estimated proceeds from this offering will enable us to continue as a going concern, we may never achieve sustained profitability.

We expect to significantly increase our operating expenses by expanding our marketing operations and increasing our level of capital expenditures in order to grow our business and further develop and maintain our services. Such increases in operating expense levels and capital expenditures may adversely affect our operating results if we are unable to immediately realize benefits from such expenditures. We also expect that our operating expenses will significantly increase as a result of becoming a public company following this offering. We cannot assure you that we will be profitable or generate sufficient profits from operations in the future. If our revenue growth does not continue, we may experience a loss in one or more future periods. We may not be able to reduce or maintain our expenses in response to any decrease in our revenue, which may impact our ability to implement our business strategy and adversely affect our financial condition.

Our industry is highly competitive and we may not be able to compete effectively, which could reduce demand for our services.

The online paid-search market is intensely competitive. Our primary current competitors include Yahoo! Inc., Google Inc. and our own Advertiser Network partners. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do. In addition, the search industry has recently experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid-search services. If these industry trends continue, or if we are unable to compete in the paid-search market, our financial results may suffer.

Additionally, larger companies such as Google and Microsoft Corporation may implement technologies into their search engines or software that make it less likely that consumers can reach, or execute searches on, our Distribution Network partners’ websites and less likely to click-through on our Advertiser Network partners’ sponsored listings. The implementation of such technologies could result in a decline in click-throughs to our advertisers’ sponsored listings, which would decrease our revenues. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

We rely on our Advertiser Network partners to provide us access to their advertisers, and if they do not, it could have an adverse impact on our business.

We rely on our Advertiser Network partners to provide us with advertiser listings so that we can distribute these listings to our Distribution Network partners in order to generate revenue when a consumer click-through occurs on our Advertiser Network partners’ sponsored listings. For the three months ended March 31, 2004, 51% of our revenue was derived from our Advertiser Network partners. Our agreements with these partners are short-term, and as a result, they may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. Our success depends, in part, on the maintenance and growth of our Advertiser Network partners. If we are unable to develop or maintain relationships with these partners, our operating results and financial condition will suffer.

We are dependent on our Distribution Network partners to provide us with search traffic, and if they do not, our business could be harmed.

We rely on our Distribution Network partners, a network of more than 200 websites and search engines with which we have contracts to provide us with consumer search traffic. Historically, nearly all of our search traffic has come from our Distribution Network partners, and we believe this will continue in the future. Our Distribution Network partners are very important to our revenue and results of operations. Any adverse change in our relationships with key Distribution Network partners could have a material adverse impact on our revenue and results of operations because our sponsored listings would be placed on fewer websites and search engines in response to consumer search requests. Our agreements with these Distribution Network partners are short-term, and as a result, our Distribution Network partners may discontinue their relationship with us or negotiate new terms that are less favorable to us, at any time, with little or no notice. If we are unable to maintain relationships with our current Distribution Network partners or develop relationships with prospective Distribution Network partners, our operating results and financial condition will suffer. In addition, if our Distribution Network does not grow and improve over time, current and prospective advertisers may reduce or terminate their business with us. Any decline in the number of our Distribution Network partners could adversely affect the value of our services.

Our future success will depend upon the development and enhancement of our services and technologies and market acceptance of such new services and technologies.

The Internet and online commerce industries are characterized by rapid technological change, changing market conditions and customer demands, and the emergence of new industry standards and practices that could render our existing systems and proprietary technologies obsolete. We may not be able to adapt as the Internet, online advertising and paid-search advertising continue to evolve. Our future success will substantially depend on our ability to enhance our existing services, develop new services and proprietary technology and respond to technological advances in a timely and cost-effective manner. The development of our systems and other proprietary technologies entails significant technical and business risk. We cannot assure you that we will be successful in developing and using new technologies or adapting our proprietary technologies and systems to meet emerging industry standards and customer requirements. Successful development and introduction of new and enhanced services will depend on several factors, including, among other things:

•	accurate prediction of market requirements and evolving standards;

•	timely completion and introduction of new services;

•	availability of infrastructure capacity; and

•	market acceptance of our services.

In early 2004, we released Local Direct, which is based upon our Keyword DNA technology. We intend to invest significant additional amounts of time and resources to the enhancement and deployment of our Local Direct search and advertising platform. Although we believe that the majority of our revenue will continue to come from our own advertisers and the advertisers of our Advertiser Network partners, we believe that our newly developed Local Direct platform will contribute a larger percentage of our revenue as the local paid-search sector grows.

We cannot assure you that we will be able to adapt to the evolving online advertising industry, that we will introduce new services in a timely and cost-effective manner or that services we are releasing, such as Local Direct, will satisfy customer requirements or achieve market acceptance. If we are unable to develop and successfully market new services and enhance our existing services, our results of operations and financial condition may be adversely affected.

We may need additional financing to support business growth, and this capital might not be available on acceptable terms, or at all, which could adversely affect our financial condition.

As of March 31, 2004, we had a working capital deficit of approximately $6.2 million. We may require additional financing beyond that provided in this offering in order to expand our business and implement our growth strategy. Our working capital requirements in the foreseeable future will depend on a variety of factors including our ability to implement our business plan and growth strategy. In the event that our plans or assumptions relating to our operations change or prove to be inaccurate, we may be unable to service or to pay outstanding obligations. We cannot assure you that additional financing from any source will be available to us when needed, on acceptable terms, or at all. Any inability to obtain additional financing in a timely manner and on acceptable terms may have a material adverse effect on us and our business plan, which could require us to significantly curtail or possibly cease our operations.

Our quarterly operating results may fluctuate in future periods and, as a result, we may fail to meet investor expectations, which could cause the price of our common stock to decline.

As a result of our limited profitability, the short-term nature of our Advertiser Network and Distribution Network partner agreements, and the emerging nature of the paid-search market, we may not be able to accurately predict our operating results on a quarterly basis, if at all. We expect to experience significant fluctuations in our future quarterly operating results due to a variety of factors, many of which are outside of our control, including:

•	market acceptance of our new and existing services and technologies;

•	our ability to maintain and expand our relationships with our Advertising and Distribution Network partners;

•	success of our international expansion; and

•	seasonal fluctuations in the level of Internet usage.

It is generally understood that during the spring and summer months of the year, Internet usage is lower than during other times of the year, especially in comparison to the fourth quarter of the calendar year. The extent to which usage may decrease during these off-peak periods is difficult to predict. Prolonged or severe decreases in usage during these periods may adversely affect our financial performance and in turn the market price of our common stock. We believe period-to-period comparisons of our operating results are not necessarily meaningful, and you should not rely upon them as indicators of future performance. It is also possible that in the future, our operating results will be below the expectations of public market analysts and investors due to quarterly fluctuations rather than our overall performance. In that event, the trading price of our common stock may decline.

Our executive officers and certain key personnel are critical to our success, and the loss of these officers and key personnel could harm our business.

Our performance is substantially dependent on the continued services and performance of our executive officers and other key personnel. We only have employment agreements with our three executive officers: Heath B. Clarke (Chief Executive Officer and Chairman of the Board), Michael A. Sawtell (President and Chief Operations Officer) and Douglas S. Norman (Chief Financial Officer and Secretary). Each of Messrs. Clarke, Sawtell and Norman’s employment agreements may be terminated with 30 days notice by either the executive or us. No key-man life insurance has been purchased on any of Messrs. Clarke, Sawtell or Norman. Our performance also depends on our ability to retain and motivate our officers and key employees. The loss of the services of any of our officers or other key employees could have a material adverse effect on our business, prospects, financial condition and results of operations. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and we cannot assure you that we will be successful in attracting and retaining such personnel. The failure to attract and retain our officers or the necessary technical, managerial and marketing personnel could have a material adverse effect on our business, prospects, financial condition and results of operations.

The market for the Internet and paid-search advertising services is uncertain and is still evolving, and if the market for our services decreases it will have a material adverse effect on our business, prospects, financial condition and results of operations.

Internet marketing and advertising, in general, and paid-search, in particular, are in the early stages of development and are rapidly evolving. Our future revenue and profits are substantially dependent upon the widespread acceptance and use of the Internet and other online services as an effective medium of commerce by businesses and consumers. Consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Additionally, many of the largest advertisers have generally relied upon more traditional forms of media advertising and have only limited experience advertising on the Internet. Paid-search, in particular, is still in an early stage of development and may not be accepted by consumers for many reasons including, among others, that consumers may conclude that paid-search results are less relevant and reliable than non-paid-search results, and may view paid-search results less favorably than search results generated by non-paid-search engines. If consumers reject our paid-search services and click-throughs on our sponsored listings decrease, the commercial utility of our search services could be adversely affected.

Our future growth may strain our management, administrative, operational and financial infrastructure, which could adversely affect our business.

We anticipate that significant expansion of our present operations will be required to capitalize on potential growth in market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. We expect to add a significant number of additional key personnel in the future, including key managerial and technical employees who will have to be fully integrated into our operations. In order to manage our growth, we will be required to continue to implement and improve our operational and financial systems, to expand existing operations, to attract and retain superior management, and to train, manage and expand our employee base. We cannot assure you that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully implement our business plan. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially adversely affected.

We may be subject to intellectual property claims, which could adversely affect our financial condition and ability to use certain critical technologies, divert our resources and management attention from our business operations and create uncertainty about ownership of technology essential to our business.

There has been a substantial amount of litigation in the technology industry regarding intellectual property rights. We cannot assure you that third parties will not, in the future, claim infringement by us with respect to our current or future services, trademarks or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing on the intellectual property rights of others in the process. There can be no guarantee that any of our intellectual property will be adequately safeguarded, or that it will not be challenged by third parties. We may be subject to patent infringement claims or other intellectual property infringement claims that would be costly to defend and could limit our ability to use certain critical technologies.

For example, Overture Services, Inc., recently acquired by Yahoo!, which operates in certain competitive areas with us and owns U.S. Patent No. 6,269,361, which purports to give Overture rights to certain bid-for-placement services and pay-per-performance search technologies. Overture is currently involved in litigation with two companies, FindWhat.com and Google, relating to this patent. These companies are contesting Overture’s patent.

We have received correspondence from Overture advising us that it is willing to license its patent to us and requesting that we provide an explanation if we are not interested in a license; however, we have not had any discussions with Overture regarding any license terms or otherwise relating to that matter. If Overture construes any of our current services or business model as infringing upon the above-referenced patent, then we could be sued or asked to obtain a license, re-engineer our services or revise our business model according to terms that could be expensive and/or unreasonable. Additionally, if we were to acquire or develop a new service or business model that Overture construes as infringing upon the above-referenced patent, then we could be sued or asked to obtain a license, re-engineer our services or revise our business model according to terms that may be expensive and/or unreasonable. It is also possible that we may not be permitted to obtain a license from Overture, in which case we may be required to stop using our technology if it is found to be infringing. We may also be required to pay damages, including damages for past infringements and treble damages if we were found to have willfully infringed Overture’s patent. If we cannot develop noninfringing technology or business models or if we cannot obtain a license, our service offerings may be severely limited and we may not be able to compete effectively in our industry. Any of these risks, if they occur, could adversely affect our business and financial performance.

We may also become subject to interference proceedings conducted in the patent and trademark offices of various countries to determine the priority of inventions. The defense and prosecution, if necessary, of intellectual property suits, interference proceedings and related legal and administrative proceedings is costly and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages if we willfully infringe, and, also, could put our patent applications at risk of not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If investors perceive these results to be negative, it could have an adverse effect on the trading price of our common stock.

Any patent litigation could negatively impact our business by diverting resources and management attention away from other aspects of our business and adding uncertainty as to the ownership of technology and services that we view as proprietary and essential to our business. In addition, a successful claim of patent infringement against us and our failure or inability to obtain a license for the infringed or similar technology on reasonable terms, or at all, could have a material adverse effect on our business.

If we expand our operations internationally, we will become susceptible to risks associated with international operations.

Our business strategy includes expanding our operations internationally, particularly relating to our Local Direct platform. We have very limited prior experience operating in foreign jurisdictions. Conducting international operations subjects us to new risks that we have not generally faced in the United States. These risks and uncertainties include:

•	political, social and economic instability abroad, including the conflicts in the Middle East, terrorist attacks and security concerns in general;

•	localization of our services, including translation into foreign languages;

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties managing and staffing international operations;

•	potentially adverse tax consequences, including foreign tax systems and restrictions on the repatriation of earnings;

•	maintaining and servicing computer hardware in distant locations;

•	complying with a wide variety of foreign laws and different legal standards; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our proposed international business and, consequently, our results of operations. In addition, the Internet may not be used as widely in international markets in which we intend to expand our operations and, as a result, we may not be successful in offering our services there.

We may be subject to lawsuits for information displayed on our websites and the websites of our advertisers, which may affect our business.

Laws relating to the liability of providers of online services for activities of their advertisers and for the content of their advertisers’ listings is currently unsettled. It is unclear whether we could be subjected to claims for defamation, negligence, copyright or trademark infringement or claims based on other theories relating to the information we publish on our websites or the information that is published across our Distribution Network. These types of claims have been brought, sometimes successfully, against online services as well as other print publications in the past. We may not successfully avoid civil or criminal liability for unlawful activities carried out by our advertisers. Our potential liability for unlawful activities of our advertisers or for the content of our advertisers’ listings could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Our insurance may not adequately protect us against these types of claims and the defense of such claims may divert the attention of our management from our operations. If we are subjected to such lawsuits, it may adversely affect our business.

Government regulations and legal uncertainties may damage our business.

We are not currently subject to direct regulation by any government agency, other than regulations generally applicable to Internet businesses, and there are currently few significant laws or regulations directly applicable to access to or commerce on the Internet. It is possible, however, that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid-search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions. For example, the Federal Trade Commission, or FTC, has recently reviewed the way in which search engines disclose paid-search practices to Internet users. In 2002, the FTC issued guidance recommending that all search engine companies ensure that all paid-search results are clearly distinguished from non-paid results, that the use of paid-search is clearly and conspicuously explained and disclosed and that other disclosures are made to avoid misleading users about the possible effects of paid-search listings on search results. The adoption of any such laws or regulations may inhibit the growth in use of the Internet, which in turn, could decrease the demand for our services and increase our cost of doing business or otherwise have a material adverse effect on our business, prospects, financial condition and results of operations. Moreover, the applicability to the Internet or other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, and personal privacy is uncertain and may take years to resolve. Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet or other online services could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to detect click-through fraud, we could lose the confidence of our advertisers, thereby causing our business to suffer.

We are exposed to the risk of fraudulent or illegitimate clicks on our sponsored listings. If fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks will not lead to revenue for the advertisers. As a result, our advertisers may become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

Failure to adequately protect our intellectual property and proprietary rights could harm our competitive position.

Our success is substantially dependent upon our proprietary technology, which relates to a variety of business and transactional processes associated with our paid-search advertising model, our Keyword DNA technology and our Local Direct search and advertising platform. We rely on a combination of patent, trademark, copyright and trade secret laws, as well as confidentiality agreements and technical measures, to protect our proprietary rights. Although we have filed patent applications and provisional patents on certain parts of our technology, much of our proprietary information may not be patentable, and we do not currently possess any patents. We cannot assure you that we will develop proprietary technologies that are patentable or that any pending patent applications will be issued or that their scope is broad enough to provide us with meaningful protection. We have applied for trademark registration of the ePilot, Assured Response, Network Advantage, Paid Search Plus and Local Direct trademarks in the United States and may claim trademark rights in, and apply for trademark registrations in the United States for a number of other marks. We cannot assure you that we will be able to secure significant protection for these marks. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. We cannot assure you that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or duplicate our services or design around patents issued to us or our other intellectual property rights. If we are unable to adequately protect our intellectual property and proprietary rights, our business and our operations could be adversely affected.

We may experience downward pressure on our bid prices if advertisers do not obtain a competitive return on investment, which could have a material and adverse effect on our financial results.

We may experience downward pressure on our bid prices if advertisers do not obtain a favorable return on investment from our paid-search services in comparison to our competitors’ services or other advertising methods. We compete with other web search services, online publishers and high-traffic web sites, as well as traditional media such as television, radio and print, for a share of our advertisers’ total advertising expenditures. Many potential advertisers and advertising agencies have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to paid-search. Acceptance of paid-search marketing among advertisers will depend, to a large extent, on its perceived effectiveness and the continued growth of commercial usage of the Internet. If we experience downward pricing pressure for our services in the future, our financial results may suffer.

One Advertiser Network partner has provided a substantial portion of our revenue; the loss of this partner may have a material adverse effect on our operating results.

Our Advertiser Network partner, LookSmart, Ltd., represented 33.7% and 38.3% of our total revenue for the three months ended March 31, 2003 and 2004, respectively. Our contract with LookSmart may be terminated for any reason by providing 60 days prior written notice. It is difficult to predict whether LookSmart will continue to represent such a significant portion of our revenue in the future as LookSmart may decide to cancel our agreement or reduce our paid-search services. Although we believe that other advertisers within our Advertiser Network could replace a substantial portion of LookSmart’s sponsored listings, we cannot assure you that we would receive the same number of revenue-generating click-throughs or that we could service the same breadth of search requests, in which case our business and financial results may be harmed.

We depend on the growth of the Internet and Internet infrastructure for our future growth and less than anticipated growth may adversely affect our business.

Our ability to derive revenue by providing sponsored listings is substantially dependent upon continued growth in the use of the Internet and the infrastructure for providing Internet access and carrying Internet traffic. We cannot assure you that the necessary infrastructure, such as a reliable network backbone or complementary products, will continue to be developed. To the extent that the Internet continues to experience significant growth in the level of use and the number of users, we cannot assure you that the infrastructure will continue to be able to support the demands placed upon it by such potential growth. In addition, delays in the development or adoption of new standards or protocols required to handle increased levels of Internet activity or increased governmental regulation may restrict the growth of the Internet. Critical issues concerning the commercial use of the Internet, including but not limited to, security, reliability, cost, ease of use and access, and quality of service, remain unresolved and may impact the growth of Internet use. If the necessary infrastructure or complementary products and services are not developed, our business, operating results and financial condition could be adversely affected.

If we chose to acquire new or complementary businesses, services or technologies, we may not be able to complete those acquisitions or successfully integrate them.

We may choose to expand our operations or market presence by pursuing acquisitions of complementary business, services or technologies or engage in other strategic alliances with third parties. Any such transactions would be accompanied by the risks commonly encountered in such transactions, including, among others, the difficulty of assimilating operations, technology and personnel of the combined companies, the potential disruption of our ongoing business, the inability to retain key technical and managerial personnel, the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses, additional expenses associated with amortization of acquired intangible assets, the maintenance of uniform standards, controls and policies and the impairment of relationships with existing employees and customers. We may not be successful in overcoming these risks or any other potential problems. Any acquisition may have a material adverse effect on our business, prospects, financial condition and results of operations.

We will incur increased costs as a result of being a public company and this may adversely affect our operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and Nasdaq. We expect these rules and regulations will increase our legal and financial compliance costs and make some activities more time consuming and costly. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain the listing of our common stock on the Nasdaq SmallCap Market.

We may be unable to attract and retain qualified officers, directors and members of board committees required for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements regarding audit committee financial experts. The perceived increased personal risk associated with these recent changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC, as well as the adoption of new and more stringent rules by Nasdaq. Furthermore, certain aspects of these recent and proposed changes heighten the requirements for board and committee membership, particularly with respect to an individual’s independence from the corporation and level of experience in finance and accounting matters. We may have difficulty attracting and retaining directors with the requisite qualifications. If we are unable to attract and retain qualified officers and directors, we may be unable to maintain the listing of our common stock on the Nasdaq SmallCap Market.

Problems with our computer and communication systems may harm our business.

A key element of our strategy is to generate a high volume of traffic across our network infrastructure to and from our Advertiser and Distribution Network partners. Accordingly, the satisfactory performance, reliability and availability of our software systems, transaction-processing systems and network infrastructure are critical to our reputation and our ability to attract and retain advertising customers, as well as maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our software systems or network infrastructure will require us to expand and upgrade our technology, transaction-processing systems and network infrastructure. We cannot assure you that we will be able to accurately project the rate or timing of increases, if any, in the use of our network infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.

We rely on third party technology, server and hardware providers, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third party co-location providers to host our main servers and expect to continue to do so. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into a relationship with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding an alternative service provider on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. In the past, we have experienced short-term outages in the service maintained by one of our current co-location providers. We also rely on third party providers for components of our technology platform, such as hardware and software providers, credit card processors and domain name registrars. A failure or limitation of service or available capacity by any of these third party providers could adversely affect our business and reputation.

Increased security risks of online commerce may deter future use of our services, which would have a material adverse effect on our business.

A significant barrier to online commerce is the secure transmission of confidential information over public networks. We and our partners rely on encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach in security measures used by us and our partners to protect confidential information. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. To the extent that our activities, our partners or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We cannot assure you that our security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, prospects, financial condition and results of operations.

State and local governments may be able to levy additional taxes on Internet access and electronic commerce transactions, which could result in a decrease in the level of usage of our services.

Beginning in 1998, the federal government imposed a moratorium on state and local governments’ imposition of new taxes on Internet access and eCommerce transactions, which has now expired. State and local governments may be able to levy additional taxes on Internet access and eCommerce transactions unless the moratorium is reinstituted. Any increase in applicable taxes may make eCommerce transactions less attractive for businesses and consumers, which could result in a decrease in eCommerce activities and the level of usage of our services.

We are susceptible to general economic conditions, and a downturn in advertising and marketing spending by businesses could adversely affect our operating results.

Our operating results will be subject to fluctuations based on general economic conditions, in particular those conditions that impact business-consumer transactions. If there were to be a general economic downturn that affected consumer activity in particular, however slight, then we would expect that business entities, including our current and potential advertisers, could substantially and immediately reduce their advertising and marketing budgets. We believe that during periods of lower consumer activity, spending on advertising and marketing is more likely to be reduced than many other types of business expenses, and the reduction would likely occur quickly. These factors could cause a material adverse effect on our operating results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock is likely to be highly volatile, which could cause investment losses for our stockholders and result in stockholder litigation with substantial costs, economic loss and diversion of our resources.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations as a result of various factors, many of which are beyond our control, including:

•	developments concerning proprietary rights, including patents, by us or a competitor;

•	announcements by us or our competitors of significant contracts, acquisitions, commercial relationships, joint ventures or capital commitments;

•	actual or anticipated fluctuations in our operating results;

•	introductions of new services by us or our competitors;

•	enactment of new government regulations affecting our industry;

•	changes in the number of our Advertising and Distribution Network partners;

•	loss of key employees;

•	institution of intellectual property litigation by or against us;

•	changes in the market valuations of similar companies; and

•	changes in our industry and the overall economic environment.

In addition, the stock market in general, and the Nasdaq SmallCap Market and the market for online commerce companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the listed companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against these companies. Litigation against us, whether or not a judgment is entered against us, could result in substantial costs, and potentially, economic loss, and a diversion of our management’s attention and resources.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Prior to this offering, there was no public trading market for our common stock, and we cannot assure you that one will develop or be sustained after this offering. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our common stock. The initial public offering price will be determined by negotiations between the underwriters and us and may bear no relationship to the price at which our common stock will trade upon completion of this offering. You may not be able to resell your shares above the initial public offering price and may suffer a loss in your investment.

Management has broad discretion to use the proceeds from this offering for business activities that may not be successful, which could affect the trading price of our common stock.

We intend to use the net proceeds from this offering to pay certain outstanding obligations, increase working capital, fund capital expenditures (including the establishment of new co-location facilities), finance our international expansion and fund marketing activities. Accordingly, management will have significant flexibility in applying the net proceeds of this offering. The failure of management to apply such funds effectively could have a material adverse effect on our business, results of operations and financial condition.

Future sales of shares of our common stock that are eligible for sale by our stockholders may decrease the price of our common stock.

We had 3,092,736 shares of common stock outstanding on May 31, 2004, which includes the assumed conversion of our outstanding preferred stock into shares of our common stock. Based on shares outstanding as of May 31, 2004, upon completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares, 1,976,452 are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act. In addition, there were outstanding options to purchase 1,231,822 shares of our common stock, warrants to purchase 1,786,794 shares of our common stock, convertible secured debentures that were convertible into 711,044 shares of our common stock, and convertible secured promissory notes that were convertible into 734,001 shares of our common stock. Actual sales, or the prospect of sales by our present stockholders or by future stockholders, may have a negative effect on the market price of our common stock.

You will incur immediate and substantial dilution in the net tangible book value of the common stock you purchase, which could adversely affect the market price of our common stock.

The initial public offering price is substantially higher than the price paid for our common stock in the past. The offering, therefore, will result in an immediate increase in net tangible book value of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors purchasing shares of our common stock in this offering. The exercise of outstanding options or warrants or the conversion of our convertible secured promissory notes or convertible secured debentures may result in further dilution.

Anti-takeover provisions may limit the ability of another party to acquire us, which could cause our stock price to decline.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our common stock. The following are examples of such provisions in our amended and restated certificate of incorporation and in our amended and restated bylaws:

•	special meetings of our stockholders may be called only by our President or by a majority of the members of our board of directors;

•	stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures;

•	our board of directors is classified into three classes, as nearly equal in number as possible;

•	newly-created directorships and vacancies on our board of directors may only be filled by a majority of remaining directors, and not by our stockholders;

•	a director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of shares entitled to vote at an election of directors;

•	our amended and restated bylaws may be further amended by our stockholders only upon a vote of at least 66 2/3% of the outstanding shares of our capital stock; and

•	our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors.

We are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an

“interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. Although no definite determination can be made at this time, there is a significant possibility that the offering (along with other ownership changes that have occurred within the past three years) will cause us to experience an ownership change. Even if the offering does not cause an ownership change to occur, we may experience an ownership change after the offering as a result of subsequent shifts in our stock ownership. As of December 31, 2003 we have net operating loss carryforwards of approximately $7.0 million and $6.0 million for federal and state income tax purposes, respectively. Although no precise computation can be made at this time, if we experience an ownership change as a result of this offering, the amount of our pre-change net operating loss carryforward that we could utilize after the ownership change might be limited. In addition, California has placed a moratorium on the use of net operating loss carryforwards.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this prospectus that are not purely historical are forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “possible,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $          , after deducting the estimated underwriting discounts and commissions of approximately $          and estimated offering expenses of approximately $          . If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately $          .

The principal purposes of this offering are to pay certain outstanding obligations, increase working capital, fund capital expenditures (including establishment of new co-location facilities), finance international expansion and increase marketing activities.

We expect to use the net proceeds from this offering approximately as follows:

		Approximate
		Percentage
	Approximate	of Net
	Dollar Amount	Proceeds

Capital expenditures (including establishment of new co-location facilities)	$	%
Payment of outstanding obligations	2,200,000
Marketing
International expansion
Working capital and other general corporate purposes

	$	100%

We expect to use approximately $2.0 million to accelerate the payment of all remaining obligations under an installment agreement we have entered into with the Internal Revenue Service for unpaid taxes, penalties and interest and approximately $200,000 for the repayment of interest on our convertible secured debentures. If the underwriters exercise their over-allotment option in full, we expect to use the net proceeds from the sale of the shares of common stock subject to the over-allotment option for working capital and other general corporate purposes.

The anticipated expenditures in the table set forth above assumes the conversion of all of our outstanding convertible secured promissory notes and convertible secured debentures into shares of our common stock. The principal and interest due on the notes and the principal due on the debentures is convertible at the option of the holders, and they may choose to convert all, none, or any portion of such amounts into common stock. The interest due on the convertible debentures is not convertible and must be paid by us in cash. To the extent the holders of those convertible secured promissory notes and convertible secured debentures choose to demand cash repayment of the amounts due thereunder instead of converting those notes and debentures into shares of our common stock, then we may be required to use up to approximately $3.9 million of the proceeds from this offering, which we would otherwise expect to use for working capital and other general corporate purposes, to repay those obligations. We owe approximately $1.5 million of principal and interest under the convertible secured promissory notes, which bear interest at the rate of 10% per annum and which will be due on the earlier of (i) one day before the first maturity date of any of our outstanding convertible secured debentures, (ii) ten days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. We owe approximately $2.4 million of principal under the convertible secured debentures, which were issued between August and November 2003, bear interest at the rate of 8% per annum and which are due on the earlier of (i) the first anniversary of their issuance, or (ii) 15 days following the completion of a financing with net proceeds to us of at least $10 million. We used the proceeds from the issuance of the convertible secured debentures for general working capital purposes.

The foregoing represents our current best estimate of the allocation of the net proceeds of this offering, based on the expected use of funds necessary to finance our existing activities in accordance with our management’s current objectives and market conditions. The amounts actually expended by us for each purpose may vary significantly depending on a number of factors, such as the amount of cash used or generated by our operations, opportunities for the acquisition of assets, technologies or businesses, changes in competitive conditions and our management’s assessments of our specific operational and strategic needs. Our management may spend the proceeds from this offering in ways our stockholders may not deem desirable. See “Risk Factors — Management has broad discretion to use the proceeds from this offering for business activities that may not be successful, which could affect the trading price of our common stock.”

Although we have no current agreements or commitments with respect to any acquisition, we may, if our management identifies an attractive opportunity, use a portion of the net proceeds to acquire or invest in products, technologies or companies. Any such acquisition could result in a substantial reallocation of the estimated amounts set forth in the table above.

Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether our investment of the net proceeds will yield a favorable return. We believe the proceeds from this offering will be sufficient to fund our operations for at least the next 12 months.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2004 on:

•	an actual basis;

•	a pro forma basis to reflect the conversion of all outstanding shares of convertible preferred stock into 1,169,772 shares of our common stock, the conversion of approximately $1.3 million of convertible secured promissory notes and $168,002 of accrued interest into 734,001 shares of our common stock, the conversion of $2.4 million of convertible secured debentures into 711,044 shares of our common stock and the payment of $101,000 of accrued interest on our convertible secured debentures; and

•	a pro forma, as adjusted basis to reflect our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share and the receipt and application of the proceeds therefrom, less underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	As of March 31, 2004

			Pro Forma
	Actual	Pro Forma(1)	as Adjusted

	(unaudited)

	(in thousands, except share data)
Cash and cash equivalents	$702	$601	$

Prepaid expenses and other current assets	$410	$410	$

Other accrued liabilities	$628	$359	$

Convertible secured promissory notes	$1,300	$0	$

Convertible secured debentures, net of debt discount	$2,347	$0	$

Stockholders’ equity (deficit):
Convertible preferred stock, $0.00001 par value: 10,000,000 shares authorized, 1,008,125 shares issued and outstanding, actual; none issued and outstanding, pro forma and pro forma as adjusted	$—	$—	$
Common stock, $0.00001 par value: 30,000,000 shares authorized, 1,922,964 shares issued and outstanding, actual; 4,537,781 shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	$—	$—	$
Additional paid-in capital	7,092	10,907
Accumulated deficit	(12,763)	(12,763)

Total stockholders’ equity (deficit)	$(5,671)	$(1,856)	$

Total capitalization	$(2,024)	$(1,856)

(1)	The holders of a majority of each series of our outstanding convertible preferred stock have agreed, by written consent, to automatically convert all outstanding shares of each series of our preferred stock into shares of our common stock, which will be effective immediately prior to the completion of this offering. The holders of our convertible secured promissory notes and the holders of the convertible secured debentures may, at their option, convert their notes or debentures, as applicable, into shares of our common stock. Such holders may convert some, all, or none of such notes and debentures either before or after completion of this offering. The pro forma numbers assume the voluntary conversion of all of the outstanding notes and debentures into shares of our common stock.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial offering price per share of our common stock and our net tangible book value as of this offering. Our net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. As of March 31, 2004, we had a net tangible book value of $(5,671,000), or $(2.94) per share of common stock. Our pro forma net tangible book value as of March 31, 2004 was approximately $(1,856,000), or $(0.41) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of March 31, 2004. Our pro forma net tangible book value and pro forma net tangible book value per share amounts give effect to the conversion of (i) all outstanding shares of our convertible preferred stock into 1,169,772 shares of common stock, (ii) all of our outstanding convertible promissory secured notes and accrued interest into 734,001 shares of common stock, and (iii) all of our outstanding convertible secured debentures into 711,044 shares of common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2004 would have been $          , or $           per share. This amount represents an immediate increase in pro forma net tangible book value of $           per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $                    per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share at March 31, 2004		$(2.94)
Pro forma increase in tangible book value attributable to conversion of convertible preferred stock, convertible secured notes and convertible secured debentures		$2.53

Pro forma net tangible book value per share as of March 31, 2004		$(0.41)

Increase in pro forma net tangible book value per share attributable to new investors	$

Pro forma as adjusted net tangible book value per share after this offering			$
Dilution per share to new investors			$

The following table sets forth, on a pro forma basis as of March 31, 2004, the total number of shares of common stock issued by us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares in this offering. We have assumed an initial public offering price of $           per share and have not deducted estimated underwriting discounts and commissions and offering expenses payable by us. The data gives effect to the conversion into common stock of all outstanding shares of our convertible preferred stock, convertible secured notes and convertible secured debentures.

	Shares Purchased		Total Consideration			Average
						Price Per
	Number	Percent	Amount		Percent	Share

Existing stockholders	1,922,964	%		$1,931,235	%	$1.00
New investors

Total		100.0%	$		100.0%

The above discussion and tables assume no exercise of any stock options or warrants outstanding as of March 31, 2004 and no issuance of shares reserved for future issuance under our equity incentive plans. As of March 31, 2004, there were options outstanding to purchase 1,231,822 shares of our common stock at a weighted average exercise price of $2.84 per share and warrants outstanding to purchase 1,786,794 shares of our common stock at a weighted average exercise price of $3.59 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, we may grant more options or warrants in the future.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, covenants in our debt instruments, and such other factors as our board of directors deems relevant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

We provide paid-search services that enable businesses to reach consumers through targeted online advertising. Our services enable businesses to advertise their products and services by listing them in our distributed Internet search results. We supply these sponsored listings to our Distribution Network in response to targeted keyword searches performed by Internet users. Sponsored listings are generally compiled according to the advertiser’s bid price for a click-through in connection with a specific keyword search.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We subsequently share this revenue with the Distribution Network partner that provided the related search. We typically generate higher revenue per click-through from our direct advertisers than from the indirect advertisers of other paid-search engines. However, due to the broad range of advertisers and related sponsored listings from our Advertiser Network partners, we tend to receive a greater volume of click-throughs on such listings. As we add additional Advertiser Network partners, we increase our opportunity to generate incremental revenue with little additional cost or effort.

We currently sell our paid-search services directly to advertisers through our direct sales force. Our business development department focuses on expanding the number of our Advertiser and Distribution Network partners. Although we have long-standing relationships with most of our Advertiser and Distribution Network partners, our contracts with such partners are non-exclusive and generally cancelable upon 30 days prior notice.

We released our Local Direct services in early 2004. Although we announced our first customer for this service, YellowPages.com, Inc., in May 2004, we have not generated significant revenue from this service to date.

Outlook for Our Business

Due to the expansion of our Distribution Network and an increase in click-throughs, we have experienced significant revenue growth since 2002, and we anticipate continued growth in the future. Our revenue has grown from $3.6 million in 2002 to $8.8 million in 2003. Our profitability has improved from a net loss of $2.5 million in 2002 to a net income of $60,000 for 2003. In addition, our revenue increased from $1.7 million for the first quarter of 2003 to $3.5 million for the first quarter of 2004. Our revenue growth has been and will continue to be dependent, in part, on our ability to increase the number of click-throughs on the sponsored listings that we deliver in response to search requests originating from our Distribution Network. Our ability to increase the number of click-throughs will depend, in part, on our ability to increase our sponsored listings and advertisers in our Advertiser Network. In addition, we believe that continued revenue growth is dependent, in part, on delivering search traffic that ultimately yields Internet users that purchase products and services from our advertisers. We currently have more than 200 Distribution Network partners, an increase from 91 and 136 at December 31, 2002 and 2003, respectively.

We believe the market for Internet advertising and specifically paid-search services will continue to grow. In addition, we believe that local businesses, those that principally serve consumers within a 50 mile radius of their location, have not been adequately served by the paid-search industry. Our Local Direct service is designed to address this market, which we believe will provide an opportunity for increased revenue from click-throughs on the sponsored listings of local businesses.

We have increased our operating expenses to support the growth in our business and to develop and market new services and technologies. Our search serving expenses are our largest expense and have increased as our revenue has increased due to revenue-sharing agreements with our Distribution Network partners. As competition for distribution increases, we may be required to pay a higher percentage of our revenue to our Distribution Network partners. Our personnel expenses are our next largest expense and consist of salaries, commissions, benefit plans and other payroll related costs. Our personnel increased from 24 at December 31, 2002 to 49 as of May 31, 2004. We intend to hire additional personnel primarily in the areas of sales and marketing and research and development to support our anticipated growth.

Our revenue, profitability and future growth depend not only on our ability to execute our business plan, but also, among other things, on customer acceptance of our services, the growth of the paid-search market and competition from other providers of paid-search technologies and services. See “Risk Factors” for a more detailed discussion of these and other risks.

Sources of Revenue

We generate revenue from click-throughs on the sponsored listings provided by our Advertiser Network, which consists of our direct advertisers and indirect advertisers from our Advertiser Network partners. For 2003 and for the first quarter of 2004, approximately half of our revenue was derived from our direct advertisers and approximately half was derived from indirect advertisers from our Advertiser Network partners.

Direct Advertisers

When businesses set up advertising campaigns with us, they set the bid price they are prepared to pay us each time an Internet user clicks-through on the businesses’ sponsored listings. We recognize the bid amount as revenue when a click-through occurs. For 2003 and for the first quarter of 2004, more than 80% of our revenue from direct advertisers was paid in advance of our delivery of click-throughs. These advance payments are recorded as deferred revenue until a click-through occurs.

Advertiser Network Partners

We have contracts with 16 other paid-search companies, our Advertiser Network partners, to provide these partners with consumer search traffic. These partners have their own advertisers who have paid-search campaigns and who have agreed to pay these partners for each click-through on a sponsored listing. Our Advertiser Network partners have agreed to pay us a portion of the revenue that they earn as a result of the click-throughs that we provide to their advertisers from our Distribution Network. We recognize our portion of the bid price as revenue at the time of a click-through. Our Advertiser Network partners generally have credit terms with us of net 30 days.

Operating Expenses

Search Serving

Search serving expenses consist primarily of revenue-sharing payments that we make to our Distribution Network partners, and to a lesser extent, Internet connectivity costs, co-location facilities costs, amortization of certain software license fees and maintenance and depreciation of computer equipment used in providing our paid-search services. Because the majority of these costs are revenue-sharing payments, we expect our search serving costs will continue to increase in absolute dollars to the extent revenue increases.

Sales and Marketing

Sales and marketing expenses largely consist of sales commissions, salaries and other costs of employment for our sales force, customer service staff and marketing personnel, and to a lesser extent, advertising and promotional expenses. We expect our sales and marketing expenses will continue to increase in absolute dollars to the extent we increase revenue, expand our sales force and increase our marketing activities. We expect our sales and marketing expenses to decrease as a percentage of revenue to the extent that we increase the efficiency and productivity of our sales and marketing teams.

General and Administrative

General and administrative expenses consist of salaries and other costs of employment of our executive, finance and information technology staff, along with legal, tax and accounting, and professional service fees. We expect that our general and administrative expenses will increase in absolute dollars in connection with our transition to and operation as a public company, but decrease as a percentage of revenue, to the extent that we expand our operations.

Research and Development

Research and development expenses consist of salaries and other costs of employment of our development staff as well as outside contractors. We plan to increase our number of personnel and consultants who are working to enhance our paid-search services, particularly our Local Direct search and advertising platform, which we expect will result in an increase in our research and development expenses in absolute dollars.

Non-Cash Equity Based Expense

Non-cash equity based expense represents the fair value at the date of grant of warrants and options granted to non-employees for services that are amortized over the vesting period.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. We review our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the result of which forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenue and expenses. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies described in more detail in Note 1 to our financial statements included in this prospectus, involve judgments and estimates that are significant to the presentation of our financial statements.

Revenue Recognition

We generate revenue when a click-through occurs on an advertiser’s sponsored listing. Depending on the source of the advertiser, we recognize an applicable portion of the bid for each click-through we deliver. Revenue is recognized when earned based on click-through activity to the extent that the advertiser has deposited sufficient funds with us or collection is probable.

We distribute sponsored listings to our Distribution Network partners in response to consumer search requests and share a portion of revenue generated with these partners. In accordance with Emerging Issue Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, revenue is reported gross of the payment to Distribution Network partners because we act as the primary obligor and are responsible for the fulfillment of services.

Allowance for Doubtful Accounts

Our management estimates the uncollectability of our accounts receivable for losses that may result from the inability of our customers to make required payments. Management specifically analyzes accounts receivable and historical bad debt, customer concentration, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If we believe that our customers’ financial condition has deteriorated such that it impairs their ability to make payments to us, additional allowances may be required.

Stock-Based Compensation

We account for stock-based employee compensation under the intrinsic value recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, which recognizes expense based on the difference between the fair market value of our stock and the exercise price at the date of grant. Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value based method of accounting described above, and have adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. For the periods presented, there was no stock-based compensation charged to operations.

Results of Operations

The following table sets forth information for the years ended December 31, 2002 and 2003 derived from our financial statements which were audited by Haskell & White LLP, and are included elsewhere in this prospectus. The information for the three months ended March 31, 2003 and 2004 has been derived from our unaudited financial statements which, in the opinion of our management, reflect all adjustments which are of a normal recurring nature, necessary to present such information fairly.

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Statement of Operations Data:
Revenue	$3,588	$8,784	$1,687	$3,462

Operating expenses:
Search serving	1,776	3,816	800	1,744
Sales and marketing	1,501	1,978	377	712
General and administrative	1,383	1,466	346	473
Research and development	987	708	193	199
Non-cash equity based expense	28	103	69	8

Total operating expenses	5,675	8,071	1,785	3,136

Operating income (loss)	(2,087)	713	(98)	326
Interest and other income (expense)	(403)	(636)	(88)	(300)

Income (loss) before income taxes	(2,490)	77	(186)	26
Provision for income taxes	1	17	—	9

Net income (loss)	$(2,491)	$60	$(186)	$17

The following table sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)
Revenue	100.0%	100.0%	100.0%	100.0%

Operating expenses:
Search serving	49.5	43.4	47.4	50.4
Sales and marketing	41.8	22.5	22.3	20.6
General and administrative	38.5	16.7	20.5	13.7
Research and development	27.5	8.1	11.4	5.7
Non-cash equity based expense	0.8	1.2	4.1	0.2

Total operating expenses	158.1	91.9	105.7	90.6

Operating income (loss)	(58.1)	8.1	(5.7)	9.4
Interest and other income (expense)	(11.2)	(7.2)	(5.2)	(8.7)

Income (loss) before income taxes	(69.3)	0.9	(10.9)	0.7
Provision for income taxes	—	0.2	—	0.3

Net income (loss)	(69.3)%	0.7%	(10.9)%	0.4%

Three months ended March 31, 2003 and 2004

Revenue

Revenue was $1.7 million and $3.5 million for the three months ended March 31, 2003 and 2004, respectively, representing an increase of $1.8 million or 105.2%. This increase was primarily due to an increased number of revenue-generating click-throughs, substantially all of which resulted from an increase in the number of our Distribution Network partners from 85 at March 31, 2003 to 170 at March 31, 2004. Click-through revenue from our largest Distribution Network partner, Okomara Digital Media IBC, represented 12.8% of our revenue for the three months ended March 31, 2004.

We derived 52.3% of our revenue from direct advertisers and 47.7% of our revenue from our Advertiser Network partners during the three months ended March 31, 2003 as compared to 48.5% of our revenue from direct advertisers and 51.5% from our Advertiser Network partners during the three months ended March 31, 2004. Our Advertiser Network partner, LookSmart, represented 33.7% and 38.3% of our revenue for the three months ended March 31, 2003 and 2004, respectively. This increase in revenue resulted from an expansion of our existing relationship with LookSmart.

Search Serving

Search serving expenses were $800,000 and $1.7 million for the three months ended March 31, 2003 and 2004, respectively, representing an increase of $944,000 or 118.0%. As a percentage of revenue, search serving expenses were 47.4% and 50.4% for 2003 and 2004, respectively. Substantially all of this increase represented payments to our Distribution Network partners associated with our higher revenue in the current period, and to a lesser extent, additional operating costs associated with a second co-location facility we established in December 2003.

Sales and Marketing

Sales and marketing expenses were $377,000 and $712,000 for the three months ended March 31, 2003 and 2004, respectively, representing an increase of $335,000 or 88.9%. As a percentage of revenue, sales and marketing expenses were 22.3% and 20.6% for 2003 and 2004, respectively. The increase in absolute dollars in the current period was primarily due to an increase in sales commissions associated with higher direct advertiser deposits and higher revenue, and to a lesser extent, an increase in the number of sales and marketing personnel.

General and Administrative

General and administrative expenses were $346,000 and $473,000 for the three months ended March 31, 2003 and 2004, respectively, representing an increase of $127,000 or 36.7%. As a percentage of revenue, general and administrative expenses were 20.5% and 13.7% for 2003 and 2004, respectively. The increase in absolute dollars was primarily due to an increase in consulting, legal and accounting fees.

Research and Development

Research and development expenses were $193,000 and $199,000 for the three months ended March 31, 2003 and 2004, respectively, representing an increase of $6,000 or 3.1%. As a percentage of revenue, research and development expenses were 11.4% and 5.7% for 2003 and 2004, respectively. The increase in absolute dollars was primarily due to an increase in payments to outside contractors in the current period, largely related to the development of our Local Direct platform.

Non-Cash Equity Based Expense

Non-cash equity based expense was $69,000 and $8,000 for the three months ended March 31, 2003 and 2004, respectively, representing a decrease of $61,000 or 88.4%. As a percentage of revenue, non-cash equity based expense was 4.1% and 0.2% for 2003 and 2004, respectively. The decrease in absolute dollars was a result of fewer warrants issued to non-employees.

Interest and Other Income (Expense)

Interest and other income (expense) was $(88,000) and $(300,000) for the three months ended March 31, 2003 and 2004, respectively, representing an increase in the net interest expense of $212,000 or 240.9%. This increase was primarily due to interest expense relating to the convertible secured debentures issued during 2003. We expect the interest expense will decrease after the retirement or conversion of our outstanding debt following the completion of this offering.

Net Income (Loss)

We had a net loss of $186,000 for the three months ended March 31, 2003 and a net income of $17,000 for the three months ended March 31, 2004.

Years ended December 31, 2002 and 2003

Revenue

Revenue was $3.6 million and $8.8 million for 2002 and 2003, respectively, representing an increase of $5.2 million or 144.8%. This increase was primarily due to an increased number of revenue-generating click-throughs, substantially all of which resulted from an increase in the number of our Distribution Network partners from 91 at December 31, 2002 to 136 at December 31, 2003. During the year ended December 31, 2003, click-through revenue from our Distribution Network partner, Okomara Digital Media IBC, represented 17.4% of our total revenue.

We derived 62.3% of our revenue from direct advertisers and 37.7% of our revenue from our Advertiser Network partners during 2002 as compared to 50.1% of our revenue from direct advertisers and 49.9% from our Advertiser Network partners during 2003. One of our Advertiser Network partners, LookSmart, represented 23.7% and 33.1% of our revenue for the year ended December 31, 2002 and 2003, respectively. This increase in revenue was largely due to an expansion of our existing relationship with LookSmart.

Search Serving

Search serving expenses were $1.8 million and $3.8 million for 2002 and 2003, respectively, representing an increase of $2.0 million or 114.9%. As a percentage of revenue, search serving expenses were 49.5% and 43.4% for 2002 and 2003, respectively. Substantially all of this increase represented increased payments to our Distribution Network partners resulting from the increase in click-throughs in the current period.

Sales and Marketing

Sales and marketing expenses were $1.5 million and $2.0 million for 2002 and 2003, respectively, representing an increase of $477,000 or 31.8%. As a percentage of revenue, sales and marketing expenses were 41.8% and 22.5% for 2002 and 2003, respectively. The increase in absolute dollars in the current period was primarily due to an increase in sales commissions associated with higher direct advertiser deposits and higher revenue, and to a lesser extent, due to an increase in the number of sales and marketing personnel. The decrease in sales and marketing expenses as a percentage of revenue was primarily due to an increase in efficiency and productivity of our sales and marketing teams.

General and Administrative

General and administrative expenses were $1.4 million and $1.5 million for 2002 and 2003, respectively. As a percentage of revenue, general and administrative expenses were 38.5% and 16.7% for 2002 and 2003, respectively. This increase in absolute dollars was primarily due to an increase in personnel costs.

Research and Development

Research and development expenses were $987,000 and $708,000 for 2002 and 2003, respectively, representing a decrease of $279,000 or 28.3%. As a percentage of revenue, research and development expenses were 27.5% and 8.1% for 2002 and 2003, respectively. This decrease in absolute dollars was due to a reduction in research and development personnel from 2002 to 2003.

Non-Cash Equity Based Expense

Non-cash equity based expense was $28,000 and $103,000 for 2002 and 2003, respectively, representing an increase of $75,000 or 267.9%. As a percentage of revenue, non-cash equity based expense was 0.8% and 1.2% for 2002 and 2003, respectively. This increase in absolute dollars was primarily due to the issuance of warrants to non-employees for services in the current period.

Interest and Other Income (Expense)

Interest and other income (expense) was $(403,000) and $(636,000) for 2002 and 2003, respectively, representing an increase in the net interest expense of $233,000 or 57.8%. This increase was due to interest expense relating to the convertible secured debentures issued during 2003. We anticipate that interest expense will decrease after the retirement or conversion of all our outstanding debt following the completion of this offering.

Provision for Income Taxes

The provision for income taxes was $1,000 and $17,000 for 2002 and 2003, respectively, representing an increase of $16,000. This increase was due to our generation of net income in 2003 and the suspension of utilizable net operating loss carryforwards by the state of California in 2003. As of December 31, 2003, we had net operating loss carryforwards of approximately $7.0 million and $6.0 million for federal and state income tax purposes, respectively. Although no precise computation can be made at this time, the amount of our pre-offering net operating loss carryforwards that we could utilize after the offering may be limited.

Net Income (Loss)

We had a net loss of $2.5 million for 2002 and a net income of $60,000 for 2003.

Liquidity and Capital Resources

We have funded our business, to date, primarily from the issuance of equity and debt securities. Cash and cash equivalents were $699,000 as of December 31, 2003 and $702,000 as of March 31, 2004. We had negative working capital of $6.5 million at December 31, 2003 and $6.2 million at March 31, 2004.

Net cash used in operations was $361,000 and $1.7 million in 2002 and 2003, respectively. The increase in cash used in operations was primarily due to a decrease in accounts payable and accrued liabilities resulting from payments to Distribution Network partners and higher prepaid expenses resulting from costs related to the issuance of convertible secured debentures, partially offset by higher net income.

Net cash used in investing activities was $115,000 and $376,000 in 2002 and 2003, respectively. The increase in cash used in investing activities was primarily due to an increase in capital expenditures in 2003, including the purchase of computer equipment and computer software in order to establish a second co-location facility in December 2003.

Net cash provided by financing activities was $508,000 and $2.7 million in 2002 and 2003, respectively. In 2002, we raised gross proceeds of $175,000 from the sale of our common stock, $250,000 from the sale of convertible secured promissory notes, and $100,000 from the issuance of notes payable. In 2003, we raised gross proceeds of $2.9 million from the issuance of convertible secured debentures and $2,000 from the exercise of stock options.

In December 2001, we entered into a loan agreement with Sutter Capital Management in which Sutter Capital loaned us $100,000 at an interest rate of 10% per annum for a term of six months or until we received any debt or equity financing in excess of $100,000. The maturity date was extended on two separate occasions. In consideration of these extensions, we issued warrants to Sutter Capital to purchase 18,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2005.

In February 2003, we entered into a settlement agreement with Sutter Capital in which we issued 50,000 shares of our common stock and warrants to purchase 93,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2008 in consideration of the retirement of all indebtedness owed under the loan agreement with Sutter Capital.

In June 2002, we entered into a secured promissory note with Bear Flag 1991 Trust in the amount of $100,000, which matured, subject to certain conditions, 90 days from the date of the agreement. We also issued to Bear Flag warrants to purchase 25,000 shares of our common stock that are exercisable at $4.00 per share and expire in 2007. The maturity date of this note was extended, subject to certain conditions, to October 4, 2002. In consideration of this extension, we issued additional warrants to Bear Flag to purchase 25,000 shares of our common stock at an exercise price of $4.00 per share.

In August 2003, we entered into a settlement agreement with Bear Flag in which we (i) repaid the outstanding principal amount of the secured promissory note plus interest and legal fees, (ii) issued Bear Flag warrants to purchase 125,000 shares of our common stock that are exercisable at $2.00 per share and expire in 2008, (iii) adjusted the exercise price of Bear Flag’s warrants issued in June 2002 to $2.00 per share which expire in 2007, and (iv) adjusted the exercise price of Bear Flag’s warrants issued in September 2002 to $2.00 per share.

In November 2002, we issued a convertible secured promissory note to Frastacky Associates, Inc., one of our stockholders, for the amount of $250,000. The note bears interest at 10% per annum and may be converted into shares of our common stock at $2.00 per share at any time prior to the payment in full of the note.

In January 2003, we issued three convertible secured promissory notes to Frastacky Associates for the principal amount of $500,000, in aggregate. These notes bear interest at 10% per annum and may be converted into shares of our common stock at a rate of $2.00 per share at any time prior to the payment in full of these notes.

In June 2003, we entered into a loan extension and conversion agreement with Frastacky Associates. This agreement extended the maturity date of the seven outstanding convertible secured promissory notes payable to Frastacky Associates with an outstanding principal amount of $1.3 million to April 30, 2004. In April 2004, both parties agreed to further extend the maturity date of the seven outstanding convertible secured promissory notes to the earlier of (i) one day before the first maturity date of any outstanding convertible secured debentures, (ii) ten business days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. As of December 31, 2003, the outstanding balance of the convertible secured promissory notes was $1.3 million and the outstanding balance of accrued interest was $168,192. As of March 31, 2004, the outstanding balance of the notes was $1.3 million and the outstanding balance of accrued interest was $168,002.

Between August 2003 and November 2003, we sold an aggregate of $2.4 million in convertible secured debentures plus warrants to purchase 476,400 shares of our common stock at an exercise price of $3.75 per share and a five year term to various investors. The convertible secured debentures are secured by our assets and are subordinated to the Frastacky Associates convertible secured promissory notes discussed above. The purchases of the convertible secured debentures and the related warrants took place in seven tranches on August 27, 2003, September 5, 2003, September 16, 2003, September 30, 2003, October 15, 2003, October 20, 2003 and November 20, 2003. The convertible secured debentures are due on the earlier of (i) the first anniversary from the date of issuance, or (ii) fifteen days following our consummation of any equity and/or debt financing with aggregate gross proceeds of at least $10.0 million. Each convertible secured debenture holder has the right, at any time, to convert their debenture into shares of our common stock at $3.35 per share. The outstanding balance of convertible secured debentures, net of debt discount, was approximately $2.3 million at each of December 31, 2003 and March 31, 2004. The outstanding principal balance of the convertible secured debentures was $2.4 million at each of December 31, 2003 and March 31, 2004, with accrued interest of $53,000 and $101,000 as of December 31, 2003 and March 31, 2004, respectively.

In connection with the issuance of the convertible secured debentures, we paid $604,708 in cash for placement agent fees. We also issued warrants to purchase 303,851 shares of our common stock at an exercise price of $4.00 per share, which expire on May 31, 2008. The outstanding balance of prepaid expenses related to the convertible secured debenture issuance was $448,621 and $284,445 as of December 31, 2003 and March 31, 2004, respectively.

During 2000 and through 2002, we either failed to pay or failed to pay timely, our federal payroll tax liabilities. As a result, we incurred penalties and interest on the unpaid balances. The original amount of unpaid taxes was approximately $1.1 million. In October 2003, we entered into an installment agreement with the Internal Revenue Service where we agreed to pay $30,000 per month through December 2004 and $40,000 per month thereafter until the liability is paid in full. Penalties and interest, as provided by law, will continue to accrue until the liability is paid in full. As of December 31, 2003 and March 31, 2004, the outstanding liability was $2.0 million.

Management believes, based upon projected operating needs, that our working capital is insufficient for us to maintain our current level of operating activities through December 31, 2004. As shown in the financial statements, we have limited profitable results from operations and a working capital and net capital deficit as of December 31, 2003. These factors, among others, raise substantial doubt about our ability to continue as a going concern. We plan to raise capital with the public offering of our common stock offered by this prospectus. We expect to use the proceeds of the offering to pay our outstanding obligations and expand our business. We believe the proceeds from this offering will be sufficient to fund our operations for at least the next 12 months.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Changes in United States’ interest rates would affect the interest earned on our cash and cash equivalents. Based on our overall interest rate exposure at December 31, 2003, a near-term change in interest rates, based on historical movements, would not materially affect the fair value of interest rate sensitive instruments. Our debt instruments have fixed interest rates and terms and, therefore, a significant change in interest rates would not have a material adverse effect on our financial position or results of operations.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, we do not anticipate a material impact on our financial statements.

In January 2003, FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. In December 2003, the FASB issued a revision to FIN 46 (FIN 46R). FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered “special-purpose entities” in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We do not believe that we have any investments in variable interest entities that will require consolidation.

BUSINESS

Overview

We provide paid-search advertising services to businesses on the Internet. Our services enable businesses to list their products and services in our distributed Internet search results. By providing listings of products and services to consumers in a targeted search context, we offer businesses an effective method of accessing consumers during the purchasing process.

Our sponsored listings are derived from our Advertiser Network, which includes approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 16 other paid-search companies. We supply these aggregated sponsored listings to our Distribution Network, which is a network of more than 200 websites and search engines that integrate our search results into their websites, in response to targeted keyword searches performed by Internet users on those websites. During the quarter ended March 31, 2004, we received an average of approximately 40 million Internet searches per day from our Distribution Network.

We generate revenue each time an Internet user initiates a search on our Distribution Network and clicks-through on a sponsored listing from our Advertiser Network. We generally compile these sponsored listings according to bid price, which is the amount an advertiser is willing to pay for each click-through. Advertisers pay only when an Internet user clicks-through on the advertiser’s sponsored listing. Our distribution model is designed to provide sponsored listings from our direct advertisers as well as the advertisers of other paid-search engines to our broad Distribution Network, which increases the opportunity for us and our partners to generate revenue by increasing the number of Internet searches as well as the number of advertisers and sponsored listings.

In early 2004, we released Local Direct, our local search and advertising platform that incorporates our Keyword DNA technology. This proprietary platform is designed to deliver geographically-targeted, relevant search results on our customers’ websites. We currently market Local Direct primarily to Internet yellow pages websites as well as to other websites and search engines that provide local business information and serve local advertisers. Local Direct enables local businesses to conduct paid-search advertising, which we believe is a new and evolving market that is not effectively served at this time.

Industry Overview

The Internet and eCommerce

The Internet is a global medium for communication, information and commerce. As access to the Internet increases, we believe that more people will purchase goods and services online. Forrester Research, Inc. estimates that online purchases of goods and services by U.S. consumers will grow from approximately $96 billion in 2003 to approximately $230 billion by 2008. We believe that this expected growth in eCommerce will be facilitated in part by decreasing prices of Internet access devices and increases in the performance of those devices, increasing use of personal computers and an increasing availability of high-speed Internet access. The Internet provides a dynamic platform to deliver and access information and complete transactions, which we believe will contribute to the growth of eCommerce.

As use of the Internet to research and purchase products and services increases, businesses are seeking ways to more effectively reach consumers online. As a result, both online and traditional retail businesses are increasingly using the Internet to advertise their products and services. Forrester Research estimates that spending for online marketing, which includes display advertising, search engine marketing and email marketing, will increase from $7 billion in 2003 to $15.6 billion in 2008. The advertising industry, and specifically online advertising, is evolving to meet the increasing eCommerce demands of both consumers and businesses.

Online Advertising and Paid-Search

Most online advertising has historically been impression-based, where an advertiser pays based upon the number of times an advertisement is exposed to a potential consumer. We believe it has been difficult for businesses to measure the return on investment for impression-based advertising. Alternatively, keyword-targeted search-based advertising, also known as paid-search, pay-per-click or sponsored listing advertising, allows online advertisers to accurately measure the effectiveness and response rates of advertisements and adjust their campaigns accordingly. If necessary, advertisers can change listings rapidly and cost effectively in response to information such as consumer behavior, product pricing or product availability. Paid-search advertising also gives advertisers the ability to target online advertisements to individuals with specific and immediate interests and to pay for advertising only when an Internet user actually clicks-through on the advertiser’s sponsored listing. We believe that Internet advertising generally, and paid-search advertising in particular, will continue to grow as consumers and businesses increasingly use the Internet as a means of communicating information and conducting transactions.

Although businesses have many online advertising options, we believe that paid-search advertising has grown faster and will continue to grow faster than most other online advertising alternatives because it places an advertiser’s message in front of a consumer at the time that the consumer has proactively demonstrated an interest in what the advertiser has to offer. Consumers demonstrate this interest in products or services when they enter related keywords into a search box. According to Forrester Research, search engine marketing spending will increase from $2.8 billion in 2004 to $5.6 billion in 2008.

We also believe that searches for products, services and businesses within a geographic region, or local search, will be an increasingly significant segment of the online advertising industry. Although paid-search advertising has been used primarily by businesses that serve the national market, local businesses are increasingly using online advertising to attract local customers. Local search allows consumers to search for local businesses’ products or services by including geographic area, zip code, city and other geographically targeted search parameters in their search requests. Although local paid-search is a relatively new market, The Kelsey Group estimates that the local search market will grow to $2.5 billion by 2008. We do not believe that other local search services effectively serve the needs of local businesses.

Our Solution

We believe our services provide the following benefits to our direct advertisers, our Advertiser and Distribution Network partners and consumers:

•	Measurable Return on Investment. We enable businesses to target their advertising directly at consumers who are searching the Internet for information relating to the products and services that our advertisers offer. Our systems are designed to make advertising with us as easy and efficient as possible. Advertisers can create a wide variety of sponsored listings and bid on numerous keywords, increasing the likelihood that a sponsored listing is tailored to a consumer’s search. Our online tracking and reporting systems give advertisers timely updates on how their campaigns are performing and calculate the rate at which consumers are visiting their websites. Our advertisers are able to use this information to change or refine their campaigns in real-time. For example, at any time advertisers can use our website to edit listings, change keywords or alter bid amounts to improve their return on investment.

•	Targeted Advertising. By bidding on relevant keywords, businesses can target consumers at the exact time a consumer has demonstrated an interest, through search, in what the business has to offer. We believe that paid-search advertising delivers a more relevant list of commercial sites for Internet users because advertisers generally only bid on keywords that are related to the products and services they offer.

•	Large Number of Advertisers. When Internet users perform a search on one of our Distribution Network partners’ websites, they are able to search sponsored listings from approximately 5,000 of our direct advertisers as well as a large number of indirect advertisers from 16 other paid-search companies. The breadth of advertisers within our Advertiser Network increases the likelihood that we can provide relevant sponsored listings to consumers. We believe that this increases the possibility that consumers will click-through on one of our sponsored listings, thereby generating revenue for us as well as our Advertiser and Distribution Network partners.

•	Widespread Distribution. We currently distribute our sponsored listings to more than 200 websites and search engines that make up our Distribution Network, which provided us with an average of approximately 40 million searches per day during the three months ended March 31, 2004. This broad distribution exposes our sponsored listings to more Internet users and increases advertisers’ access to consumers who are seeking information relating to their products and services.

•	Access to Paid-Search Advertising. We provide our Distribution Network partners the opportunity to generate revenue with minimal effort or expense by accessing our broad base of sponsored listings. Many of our Distribution Network partners are small businesses that do not have the resources and technology required to generate revenue from paid-search advertising. Our Distribution Network partners are able to earn revenue when consumers on their sites who are searching for information relating to products and services click-through on our sponsored listings included in the search results.

Our Strategy

Our objective is to be a leader in paid-search by growing our Advertiser and Distribution Networks, enhancing the services we currently provide and innovating new products and services. The key elements of our strategy are to:

•	Expand Our Advertiser Network. We intend to increase our Advertiser Network by expanding our sales and business development teams, increasing our telesales efforts, establishing new relationships with other paid-search companies, participating in trade shows, and strengthening our brand through other online and offline marketing activities. We also intend to pursue expansion of our business into international markets where consumers, advertisers and search providers are seeking paid-search technologies.

•	Expand Our Distribution Network. We intend to continue to increase the number of searches we receive by expanding the number of websites and search engines in our Distribution Network. The more searches we receive and respond to with sponsored listings, the more opportunities we have to receive click-throughs on those sponsored listings, and therefore, to generate revenue. We intend to continue attracting Distribution Network partners principally through our business development team, online and offline marketing efforts and participation in industry trade shows. We believe potential Distribution Network partners want to include our sponsored listings in their search results because we are able to deliver a large number of sponsored listings, which can increase their ability to generate revenue from their existing search requests.

•	Increase Our Local Direct Client Base. We recently launched our Local Direct search and advertising platform. We have only just begun to receive revenue from this new service offering, and we intend to commit additional resources to the continued development and improvement of our Local Direct services. Non-paid-search technology has traditionally responded to search requests by listing all relevant results from all of the websites on the Internet. We believe that the demand for search results targeted to a specific geographic region is increasing as more people have begun to rely on the Internet as their primary reference source. We further believe our local search technology will enable increasing numbers of local businesses to connect with consumers via paid-search. We primarily market our Local Direct services to Internet yellow pages websites that generally have existing relationships with local businesses. It is our objective to continue to offer Internet yellow pages sites and other websites and search engines serving local markets a growing range of advertising services that are integrated into our Local Direct platform, which they can select to offer to their own advertisers.

•	Continue Our Innovation and Development of New and Existing Services. We intend to create new services and enhance existing services to better serve our Advertising and Distribution Networks and to provide better search results for Internet users. We intend to invest resources to develop proprietary technologies that enhance the features, functionality and performance of our services.

Our Services

Paid-Search

Our paid-search services enable businesses to advertise their products and services with sponsored listings that we make available in response to relevant search requests by Internet users. Our distribution model is designed to concurrently source sponsored listings from both our direct advertisers as well as advertisers of other paid-search engines, and then distribute those listings throughout our Distribution Network of websites and search engines in response to specific keyword searches by consumers on those sites. Advertisers pay only when an Internet user clicks-through on their sponsored listing. When an Internet user clicks-through on a sponsored listing from our Advertiser Network, we generate revenue that we then share with the applicable Distribution Network partner.

Advertiser Network. Our sponsored listings are derived from our direct advertisers as well as the indirect advertisers from our Advertiser Network partners, which are 16 other paid-search companies such as Ask Jeeves, Inc., Engine54.com (a division of 24/7 Real Media, Inc.), FindWhat.com, Kanoodle.com, Inc. and LookSmart. Indirect advertisers create their listings and set bid amounts through one or more of our Advertiser Network partners. Direct advertisers create their listings through our account management systems by developing listing descriptions, identifying keywords and setting bid amounts relating to those keywords. Our editorial team reviews our direct advertisers’ sponsored listings for content and relevance. Our sponsored listings are distributed across our Distribution Network in response to matching keyword searches initiated by consumers on those sites. Advertisers’ listings are generally ranked according to the price they are willing to pay for a click-through. Thus, advertisers must compete for click-throughs by bidding against other advertisers in the Advertiser Network. We believe our Advertiser Network provides an important competitive bidding element, and produces more relevant search results than afforded by competitors with a smaller base of advertisers. This also provides us with a large number of advertisers for each search term, which we believe increases the likelihood of generating a click-through and producing revenue for us and our partners.

Paid-search companies join our Advertiser Network in order to get access to the large number of searches originated on our Distribution Network. This access to consumer search requests increases the opportunity for click-through revenue because their advertiser listings are distributed in response to a larger number of consumer search requests.

Distribution Network. Our Distribution Network currently consists of more than 200 websites and search engines. When a consumer initiates a search on one of those sites, we receive the search request and then deliver relevant sponsored listings from our Advertiser Network in response. During the three months ended March 31, 2004, we received an average of approximately 40 million Internet searches per day from our Distribution Network. We generally compile the results for a search request according to the amount an advertiser bids for a click-through. Although our Distribution Network partners typically display the results in order of the bid, they are not obligated to display our results in the same order that we deliver them. Many of our Distribution Network partners combine search results from other providers with our listings in order to increase possible search results to satisfy an Internet user’s search request.

Websites and search engines join our Distribution Network because we are a single point of contact for a large number of paid-search advertisers from our Advertiser Network. This increases our Distribution Network partners’ opportunities to generate revenue from their consumer search traffic.

Advertiser Account Management

We have developed and deployed proprietary systems to make advertising with us as easy and efficient as possible. Our advertisers can easily create a variety of sponsored listings and bid on numerous keywords, increasing the likelihood that a sponsored listing is tailored to a consumer’s search request. Our direct advertisers are able to manage their accounts at our ePilot website, located at www.epilot.com. Our advertisers use our ePilot website’s self-service tools to create, develop, budget and pay for their advertising campaigns. Our account representatives also offer full customer service to assist our advertisers in creating and managing their accounts. Advertisers can access their accounts to manage their campaigns, at any time, in the following ways:

•	Select or Edit Keyword Terms. Advertisers enter the keywords directly relevant to their website content, products or services. The selected keywords will be linked to the advertiser’s sponsored listings. Our keyword suggestion tool is available to assist in this process and help build an effective campaign.

•	Create or Edit Listings. Advertisers create or edit descriptions for each of their sponsored listings, which typically consist of a title and description of their products or services. The objective is to entice a consumer to click on their sponsored listing rather than a competitor’s sponsored listing.

•	Enter or Edit Bid Amount. Once specific keywords are linked by the advertiser to their sponsored listings, the advertiser must bid for the amount they are willing to pay for each click-through on the sponsored listings. Advertisers compete against each other for access to potential consumers by bidding on specific keywords. Our systems enable advertisers to view competitor’s bids within our real-time auction environment and adjust their bids accordingly. We deliver our sponsored listings to our Distribution Network partners with the associated bid amounts. Our Distribution Network partners generally place the highest bids at the top of the page of search results. This provides an incentive for advertisers to increase their bid amounts in order to appear at the top of search results where click-throughs are more likely to occur.

•	View Campaign Performance Reports. Advertisers have online access to campaign performance reports that evaluate the performance of their keyword combinations, bid placements or listing descriptions. Advertisers can adjust their listings or bid amounts at any time based on the results of these reports.

Local Direct

We recently launched our Local Direct search and advertising platform. We generally market this service to websites that provide local business information, such as Internet yellow pages websites. Businesses that utilize our Local Direct services can sell sponsored listings to local businesses, provide our geographically targeted search technology on their website and distribute their local sponsored listings to our Distribution Network in response to locally targeted searches. To date, we have not generated significant revenue from our Local Direct services. YellowPages.com is our first customer for our Local Direct platform and is currently using our Network Advantage and Paid Search Plus services. Our Local Direct services include:

•	Assured Response. Assured Response is a service designed for clients who wish to use our Keyword DNA technology in delivering responses to local search requests. We believe Assured Response improves the search results of clients by indexing their own data and/or retrieving data from multiple data sources, increases revenue from their own advertiser relationships by enabling distribution of the Internet yellow pages site’s advertiser listings across our Distribution Network, and enables the client to access sponsored listings from our Advertiser Network in order to increase revenue from their own search traffic.

•	Network Advantage. Network Advantage provides our Local Direct clients with access to both our Advertiser and Distribution Networks. Access to our Distribution Network gives our Local Direct clients the opportunity to earn additional revenue from click-throughs on listings they provide in response to searches on the websites of our Distribution Network partners. Access to our Advertiser

Network gives our clients the opportunity to earn additional revenue from consumer searches on their own websites by providing our wide variety of sponsored listings in response to relevant search requests they receive.

•	Paid Search Plus. Paid Search Plus is a private-label version of our proprietary account management systems. We provide our private-label clients with a license to our account management solution, which can be re-branded in the look and feel of their website or search engine. This allows our customers to preserve their brand and maintain a direct relationship with their own advertisers, while also empowering them to sell sponsored listings to those advertisers.

Technology, Research and Development

We make our services available to advertisers and our Advertising and Distribution Network partners through a combination of our own proprietary technology and commercially available technology from industry leading providers.

We believe that it is important that our technologies be compatible with the systems used by our Advertiser and Distribution Network partners. Our core technology platform operates on universally accepted standards such as XML and SOAP for business-to-business computing and we believe that these standards provide for platform independence and simplified integration with other systems. We rely upon third parties to provide hosting services, including hardware support and service and network coordination.

Our research and development efforts are focused on developing new services and enhancing our existing services to provide additional features and functionality that we believe will appeal to our direct advertisers and our Advertiser and Distribution Network partners. Our research and development efforts also include the development and implementation of business continuity and disaster recovery systems, improvement of data retention, backup and recovery processes. As of May 31, 2004, we had 11 employees in product and technical development.

Keyword DNA Technology

Our Keyword DNA technology is our proprietary method for indexing large amounts of data. Our Keyword DNA technology is critical to our Local Direct search and advertising platform.

Keyword DNA technology enables consumers to enter into a search engine the particular product or service they are seeking and a given geographic area. Our Keyword DNA technology then attempts to locate the appropriate business listing, searching as many different data sources as directed, to find the results. Unlike other search engine technologies, Keyword DNA is designed to return only the businesses that supply, or are likely to supply, the appropriate product or service in a given geographic area. Keyword DNA does not return results based upon information that may appear on a website. We believe that our methodology increases the relevancy of geographically targeted search results.

Distribution Technology

A fundamental aspect of our business is the ability to source large volumes of sponsored listings from our Advertiser Network and distribute those listings to our Distribution Network in response to consumer search requests, and to do so in real-time. Our technology is designed to gather information from multiple data points and compile the results according to a proprietary set of rules that we have developed. Each click-through from our Distribution Network is subject to a filtering process in order to improve advertiser return on investment by minimizing such things as double-clicks and other illegitimate click-throughs. This technology incorporates a sophisticated accounting system that provides our direct advertisers and our partners with the information they need to manage their relationships with us. In addition, our bid management system creates a real-time auction among advertisers in which they are able to bid for click-throughs. We believe that our technology supporting our distribution model provides us a competitive advantage.

Sales, Marketing and Business Development

As of May 31, 2004, we had 15 full-time employees in our sales department, eight in our business development department, two in our marketing department and six in our customer service department. Our sales department sells our paid-search services directly to advertisers through telesales, direct marketing, and attendance at and sponsorship of various trade shows and industry events. Our business development department focuses on expanding the number of our Advertiser and Distribution Network partners. Our marketing department focuses on promoting our business and brands through press coverage, advertising and trade shows. Our customer service department is devoted primarily to providing support to our customers. Our key sales, marketing and business development personnel are compensated with salaries and performance-based bonuses.

Competition

The online paid-search market is intensely competitive. Our primary current competitors include Yahoo!, Google and our own Advertiser Network partners. Non-paid-search engines are beginning to offer paid-search services, and we believe that additional companies will enter into the paid-search advertising market. Although we currently pursue a strategy that allows us to partner with a broad range of websites and search engines, our current and future partners may view us as a threat to their own internal paid-search services. We believe that the principal competitive factors in our market are network size, revenue sharing arrangements, services, convenience, accessibility, customer service, quality of search tools, quality of editorial review and reliability and speed of fulfillment of paid-search listings across the Internet infrastructure.

Competition for the distribution of sponsored listings could cause us to enter into agreements with our Distribution or Advertiser Network partners with less favorable terms or to lose partners. This could reduce our number of click-throughs, reduce revenue or increase search-serving expenses, all or some of which may have a material adverse effect on our business, operating results and financial condition.

We also compete with other online advertising services as well as traditional offline media such as television, radio and print, for a share of businesses’ total advertising budgets. Nearly all of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors may secure more favorable revenue sharing arrangements with network distributors, devote greater resources to marketing and promotional campaigns, adopt more aggressive growth strategies and devote substantially more resources to website and systems development than we do.

The search industry has recently experienced consolidation, including the acquisitions of companies offering paid-search services. Industry consolidation may result in larger, more established and well-financed competitors with a greater focus on paid-search services. If this trend continues, we may be not be able to compete in the paid-search market and our financial results may suffer.

Additionally, larger companies such as Google and Microsoft may implement technologies into their search engines or software that make it less likely that consumers will reach, or execute searches on, our Distribution Network partners’ websites and less likely to click-through on our Advertiser Network partners’ sponsored listings. If we are unable to successfully compete against current and future competitors or if our current Advertising Network partners choose to rely more heavily on their own distribution networks in the future, our operating results will be adversely affected.

Intellectual Property

Our success and ability to compete are substantially dependent upon our internally developed technology and data resources. We seek to protect our intellectual property through existing laws and regulations, as well as through contractual restrictions. We rely on trademark, patent and copyright law, trade secret protection and confidentiality and license agreements with our employees, customers, partners and others to protect our intellectual property.

We have filed for registered trademark status for “ePilot,” “Keyword DNA,” “Assured Response,” “Network Advantage,” “Paid Search Plus” and “Local Direct,” among others, in the United States and have filed for registered trademark status of “Keyword DNA” abroad. We may claim trademark rights in, and apply for registrations in the United States for a number of other marks.

We have six patent applications pending related to a variety of business and transactional processes associated with paid-search and other cost-per-event advertising models in different environments. In addition, we have filed 14 provisional patents related to our search and other technologies, including our Keyword DNA technology and our Local Direct search and advertising platform. We expect to continue to expand our patent portfolio in the future. We cannot assure you, however, that any of these patent applications will be issued as patents, that any issued patents will provide us with adequate protection against competitors with similar technology, that any issued patents will afford us a competitive advantage, that any issued patents will not be challenged by third parties, that any issued patents will not be infringed upon or designed around by others, or that the patents of others will not have a material adverse effect on our ability to do business. Furthermore, our industry has been subject to frequent patent-related litigation by the companies and individuals that compete in it. The outcome of ongoing litigation or any future claims in our industry could adversely affect our business or financial prospects.

Government Regulation

Like many companies, we are subject to existing and potential government regulation. There are, however, comparatively few laws or regulations specifically applicable to Internet businesses. Accordingly, the application of existing laws to Internet businesses, including ours, is unclear in many instances. There remains significant legal uncertainty in a variety of areas, including, but not limited to: user privacy, the positioning of sponsored listings on search results pages, defamation, taxation, the provision of paid-search advertising to online gaming sites, the legality of sweepstakes, promotions and gaming sites generally, and the regulation of content in various jurisdictions.

Several federal laws relating to the Internet and Internet businesses have been enacted, and their application may have a material impact on us in the future. While we intend to comply with applicable laws and regulations, the foregoing and other laws and regulations may impose upon us significant costs and risks, or may subject us to liability if we do not successfully comply with their requirements, whether intentionally or unintentionally. For example, the Digital Millennium Copyright Act, which is in part intended to reduce the liability of online service providers for listing or linking to third party websites that include materials that infringe the rights of others, was adopted by Congress in 1998. If we do not meet the safe harbor requirements of the Digital Millennium Copyright Act we could be exposed to costly and time-consuming copyright litigation. Additionally, the Protection of Children from Sexual Predators Act, which was also adopted by Congress in 1998, requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Finally, the Children’s Online Privacy Protection Act and the Children’s Internet Protection Act, which are in part intended to restrict the distribution of certain materials deemed harmful to children and to impose additional restrictions on the ability of online services to collect user information from minors, were adopted by Congress in 1998 and 2000, respectively.

There are a growing number of legislative proposals before Congress and various state legislatures regarding privacy issues related to the Internet generally, and some of these proposals apply specifically to paid-search businesses. We are unable to determine if and when such legislation may be adopted. If certain proposals were to be adopted, our business could be harmed by increased expenses or lost revenue opportunities, and other unforeseen ways.

We anticipate that new laws and regulations affecting us will be implemented in the future. Those new laws, in addition to new applications of existing laws, could expose us to substantial liabilities and compliance costs.

Employees

As of May 31, 2004 we had 49 full-time employees, 11 of which were engaged in technical development, 31 in sales and marketing and seven in finance, administration and operations. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our executive and administrative offices are located at 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California, where we lease approximately 8,600 square feet of space in a four-story office building. Our current monthly rent is $16,319, subject to annual increases. Our lease for this space ends in March 2007. We believe that we will need additional office space within the next 12 months and that suitable additional or alternative space will be available on commercially reasonable terms.

Legal Matters

We are not currently a party to any legal proceedings. From time to time, however, we may be subject to a variety of legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of intellectual property rights and claims arising in connection with our services.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table sets forth, as of May 31, 2004, certain information concerning our executive officers, other key employees and directors:

Name	Age	Position

Heath B. Clarke(1)	35	Chief Executive Officer and Chairman of the Board
Michael A. Sawtell(1)	46	President and Chief Operations Officer
Douglas S. Norman(1)	40	Chief Financial Officer and Secretary
William F. Bertovich	49	Vice President of Technology
Ralph N. Kravitz	39	Vice President of Operations
Theodore E. Lavoie(2)	49	Director
Philip K. Fricke(2)	58	Director

(1)	Executive officer.

(2)	Member of the audit committee.

Heath B. Clarke has served as our Chairman of the Board since March 1999, as our President from March 1999 to December 2000 and as our Chief Executive Officer since January 2001. From 1998 to February 1999, Mr. Clarke was the Vice President of eCommerce for LanguageForce, Inc., a language translation software company. Prior to that time, he was a Marketing Manager for Starnet International (Canada), an Internet company. From 1995 to 1998 he held managerial positions with the Berg Group of Companies (Australia), and from 1988 to 1995 he was founder and Chief Executive Officer of Australian Fibre Packaging.

Michael A. Sawtell has served as our President and Chief Operations Officer since March 2000. From 1993 to February 2000, Mr. Sawtell was the Chief Operating Officer and the Vice President of Sales for Informative Research, one of the largest mortgage services firms in the United States. From 1986 to 1993, Mr. Sawtell worked as a director of operations on the B-2 Stealth Bomber program for Northrop Grumman Corporation, a global defense company. He has also held key operational positions at General Dynamics, another global defense company.

Douglas S. Norman has served as our Chief Financial Officer since February 2003 and as our Secretary since July 2003. From February 2000 through December 2002, Mr. Norman was Chief Financial Officer at Starbase Corporation, a software company that he co-founded. From 1991 through January 2000, Mr. Norman held various financial and accounting positions with Starbase Corporation. Mr. Norman received a Masters of Business Administration degree from Loyola Marymount University and a Bachelor of Science degree in Business Administration from California State University, Long Beach.

William F. Bertovich has served as our Vice President of Technology since April 2004. Mr. Bertovich served as our Director of Information Systems from January 2003 to April 2004, our Development Manager from January 2001 to January 2003, and our Senior Developer from June 2000 to January 2001. From May 1999 to June 2000, Mr. Bertovich was a Developer/ Architect at Pacific Investment Management Company, a leading fixed-income investment management company.

Ralph N. Kravitz has served as our Vice President of Operations since April 2004. From December 2001 to April 2004, Mr. Kravitz served as our Director of Operations and from January 2001 to December 2001 he served as our Technical Operations Manager. From 1990 to 2001, Mr. Kravitz held key positions at Veriad, a division of Moore North America, a manufacturer of pressure sensitive labels and labeling systems, including the position of Manager of Networking and eCommerce. Mr. Kravitz received a Bachelor of Arts degree in Business Management from California State University, Fullerton.

Theodore E. Lavoie has served as a director since April 1999. Mr. Lavoie is currently a Vice President of Marsh Inc., a global risk and insurance services firm. From October 2002 to September 2003, Mr. Lavoie served as an independent financial consultant with Montgomery Financial Services, a financial services company. From August 1999 to May 2002, Mr. Lavoie served as Chief Financial Officer of eBuilt Inc., a software company. Mr. Lavoie also served as a Senior Vice President and Chief Financial Officer for The BigStore.com, an e-commerce retailer; Chief Operations Officer and Chief Financial Officer for Lumenyte International, a fiber optic manufacturer; Chief Financial Officer and Treasurer for Wahlco Environmental Systems Inc. and its subsidiaries, an international environmental control company; a Vice President and Chief Financial Officer for Mock Resources Inc., an energy distribution company; and Vice President and Regional Controller for Ducommon Electronics Group, a manufacture and distributor of electronic systems and components. Mr. Lavoie received a Masters of Business Administration degree and a Bachelor of Science degree in Business Administration from Loyola Marymount University.

Philip K. Fricke has served as a director since October 2003. Mr. Fricke is currently President of PKF Financial Consultants, Inc., a private company he founded in March 2001, which provides financial communications services and advisory services to public and private companies. From 1975 through November 2000, Mr. Fricke was a sell-side securities analyst, primarily with L.F. Rothschild, Goldman Sachs and Prudential Securities. Mr. Fricke also serves on the board of directors and is the chairman of the audit committee of MI Developments Inc., a publicly traded real estate operating company. Mr. Fricke received a Bachelor of Science degree and a Master of Science degree in Psychology, as well as a Master of Business Administration degree in Finance and Economics, from Fairleigh Dickinson University.

Board of Directors

Our board of directors currently consists of the following three members: Heath B. Clarke (Chairman), Theodore E. Lavoie and Philip K. Fricke. Messrs. Lavoie and Fricke are independent directors as defined by the applicable rules of Nasdaq. Within one year of this offering, we expect to add at least one additional board member who satisfies the independence requirements of applicable rules of Nasdaq to our board of directors. The individual(s) to be appointed as new directors have not yet been determined. There are no family relationships among any of our current directors and executive officers.

The number of authorized members of our board of directors is determined by resolution of our board of directors. In accordance with the terms of our amended and restated bylaws, our board of directors will be divided into three classes before the completion of this offering, with each class serving staggered three-year terms. The member of each of the three classes will be as follows:

•	the class I director will be Mr. Fricke, and his term will expire at the annual meeting of stockholders to be held in 2004;

•	the class II director will be Mr. Lavoie, and his term will expire at the annual meeting of stockholders to be held in 2005; and

•	the class III director will be Mr. Clarke, and his term will expire at the annual meeting of stockholders to be held in 2006.

Our amended and restated bylaws provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of our company.

Our board of directors has designated an audit committee and may establish other committees as it deems necessary or appropriate.

Audit Committee

Our audit committee consists of Messrs. Lavoie and Fricke. Both Messrs. Lavoie and Fricke are independent directors as defined by applicable SEC rules and the listing standards of the Nasdaq SmallCap Market and both meet the financial literacy requirements of applicable SEC and Nasdaq rules. Both our independent auditors and our internal financial personnel regularly meet privately with and have unrestricted access to our audit committee. Upon the completion of this offering, our audit committee will operate pursuant to a written charter that satisfies applicable SEC and Nasdaq rules. Our audit committee charter will be available on our website, www.interchangeusa.com, upon the completion of this offering.

Our audit committee oversees our corporate accounting and financial reporting processes. The functions and responsibilities of our audit committee are to, among other things:

•	evaluate our independent auditors’ qualifications, independence and performance;

•	determine the engagement of our independent auditors;

•	approve the retention of our independent auditors to perform any proposed, permissible non-audit services;

•	monitor the rotation of partners of the independent auditors on our engagement team as required;

•	review our financial statements;

•	review our critical accounting policies and estimates; and

•	discuss with our management and our independent auditors the results of our annual audit and the review of our quarterly financial statements.

Under applicable SEC and Nasdaq rules, our audit committee must have at least one independent member as of the date of this offering, a majority of independent members within 90 days of the date of this offering and all independent members within one year of the date of this offering. We anticipate that upon the completion of this offering, both members of our audit committee will qualify as “independent directors” as defined under Nasdaq rules and/or “independent” as defined under applicable SEC rules. We expect to add at least one additional director to our audit committee within one year after the completion of this offering who satisfies the independence requirements of applicable Nasdaq and SEC rules.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we will adopt a code of business conduct and ethics that applies to our officers, directors and employees. Our code of business conduct and ethics, as applied to our Chief Executive Officer, senior executive officers, principal accounting officer, controller and other senior financial officers is expected to comply with the requirements of Section 406 of the Sarbanes-Oxley Act. A copy of our code of business conduct and ethics will be available on our website at www.interchangeusa.com. In addition, a copy of the code of business conduct and ethics will be provided without charge upon request to us. We intend to timely disclose any amendments to or waivers of certain provisions of our code of business conduct and ethics on our website within 5 business days of such amendment or waiver or as otherwise required by the SEC or Nasdaq.

Director Compensation

We annually pay each of our non-employee directors $5,000 and grant each of them an option to purchase 4,500 shares of our common stock. 50% of each of the options granted to our non-employee directors are vested at the time of the grant, and the remaining portions vest in equal monthly installments over the following 12 months. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with attending meetings of our board of directors or its committees.

Compensation Committee Interlocks and Insider Participation

Because we do not currently have a compensation committee of our board of directors, the entire board has participated in deliberations concerning executive compensation. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors.

Executive Compensation

The following table provides information regarding the compensation earned during the fiscal year ended December 31, 2003 by our Chief Executive Officer and our two other executive officers. We refer to our Chief Executive Officer and these other executive officers as the “named executive officers” in this prospectus.

Summary Compensation Table

			Long-Term
			Compensation

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options(#)	Compensation(1)

Heath B. Clarke	$175,000	$52,500	112,500	—
Chief Executive Officer, Chairman and Director
Michael A. Sawtell	150,000	45,000	87,500	—
President and Chief Operations Officer
Douglas S. Norman(2)	128,333	38,535	62,500	—
Chief Financial Officer and Secretary

(1)	In accordance with the rules of the SEC, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

(2)	Mr. Norman joined us on February 3, 2003 and we paid him his salary from that date. During the 2003 fiscal year, Mr. Norman elected to defer $4,306 of his salary and convert it into 2,153 shares of our common stock that were issued in January 2004.

Stock Option Grants in Last Fiscal Year

The following table provides information regarding stock options that we granted to the named executive officers during the fiscal year ended December 31, 2003. All options were granted at the fair market value of our common stock on the date of grant, as determined by our board of directors. Each option represents the right to purchase one share of our common stock. Generally, none of the shares subject to options are vested at the time of grant and 25% of the shares subject to such option grants vest on the date which is nine months from the date of grant. The remainder of the shares vest in equal monthly installments over the 22 months thereafter.

	Individual Grants

	Number of	Percent of
	Securities	Total Options
	Underlying	Granted to	Exercise or
	Options	Employees in	Base Price	Expiration
Name	Granted(1)	Fiscal Year(2)	Per Share	Date

Heath B. Clarke	112,500	42%	$2.00	1/2/13
Michael A. Sawtell	87,500	33	2.00	1/2/13
Douglas S. Norman	62,500	23	2.00	2/2/13

(1)	These options vest with respect to each grantee as to 25% of the underlying shares as of March 4, 2004 and the remaining shares vest in equal monthly installments over the following 22 months until fully vested, subject to acceleration of vesting pursuant to the terms of the employment agreements described in “—Employment Agreements and Change in Control Arrangements.”

(2)	Based on 268,750 options granted to employees, including executive officers, during the fiscal year ended December 31, 2003 under our Incentive Equity Plans.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth the number of shares of common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by each of the named executive officers. The value of unexercised in-the-money options at December 31, 2003 is calculated based on an assumed initial public offering price of $           per share of our common stock, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the options, without taking into account any taxes that may be payable in connection with the option exercise.

			Number of
			Securities Underlying		Value of Unexercised
			Unexercised Options		In-the-Money Options
	Shares		at December 31, 2003		at December 31, 2003
	Acquired on	Value
Name	Exercise(#)	Realized($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Heath B. Clarke	—	—	196,040	52,709	—	—
Michael A. Sawtell	—	—	220,255	46,181	—	—
Douglas S. Norman	—	—	—	62,500	—	—

Equity Incentive Plans

Our board of directors administers our 1999 Equity Incentive Plan, our 2000 Equity Incentive Plan and our 2004 Equity Incentive Plan. The board may elect to appoint a committee to administer any or all of such incentive plans. Each of these plans provide for the grant of incentive stock options to employees and non-qualified stock options to our employees, directors and consultants. These plans are provided to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive for employees, directors and consultants to promote our business. Stock purchase rights may also be granted under the plans.

No awards may be issued under the plans after the 10th anniversary of the earlier of (i) the date upon which the applicable plan was adopted by the board, or (ii) the date the applicable plan was approved by our stockholders.

The plans provide that the plan administrator has the authority to designate recipients of awards and to determine the terms and provisions of awards, including the exercise or purchase price, expiration date, vesting schedule and terms of exercise. The plans provide that the maximum number of shares which may be subject to awards granted to any individual in any calendar year will not exceed 300,000 shares in the case of our 1999 and 2000 Equity Incentive Plans and 250,000 shares in the case of our 2004 Equity Incentive Plan. However, this limit will not apply until the earliest of (i) the first material modification of the applicable plan, (ii) the issuance of all of the shares reserved for issuance under the applicable plan, (iii) the expiration of the applicable plan, (iv) the first meeting of our stockholders at which directors are to be elected that occurs more than three years after the completion of the offering, or (v) such other date required by Section 162(m) of the Internal Revenue Code and the rules and regulations promulgated thereunder.

The exercise price of nonqualified stock options and incentive stock options granted under the plans must be at least 85% and 100%, respectively, of the fair market value of our common stock on the date of grant. Nonqualified stock options and incentive stock options granted to optionees who own more than 10% of our outstanding common stock on the date of grant must have an exercise price that is at least 110% of the fair market value of our common stock on the grant date. Stock options granted under the plans will expire no later than ten years after the date of grant, or five years after the date of grant with respect to incentive stock options granted to individuals who own more than 10% of our outstanding common stock on the grant date. The purchase price, if any, of stock purchase rights will be determined by the plan administrator.

Our board has the discretion to grant options to our independent directors under each of our 1999 Equity Incentive Plan and 2000 Equity Incentive Plan. The board has the discretion as to the number of options to such of them be granted, the number of shares subject to such options, and the terms and provisions of such options. Our 1999 Equity Incentive Plan and 2000 Equity Incentive Plan provide that the exercise price of each option granted to an independent director must be at least 100% of the fair market value of our common stock on the date of grant. Such options will be exercisable in cumulative monthly installments of 1/36th of the shares subject to such option on each of the monthly anniversaries of the date of grant, commencing with the first such monthly anniversary, such that each option will be 100% vested on the third anniversary of its date of grant. The options will have a ten year term. Our 2004 Equity Incentive Plan provides that with respect to options granted to independent directors, the plan will be administered by our board.

The plans also provide for the issuance of stock purchase rights to eligible individuals. Stock purchase rights will generally be subject to such transferability and vesting restrictions as the plan administrator shall determine.

In the event of certain corporate transactions and changes in our corporate structure or capitalization, the plan administrator may make appropriate adjustments to (i) the aggregate number and kind of shares issuable under the plans, (ii) the number and kind of shares subject to outstanding awards, and (iii) the grant or exercise price of each outstanding award. In addition, in the event of an acquisition, each outstanding award may be assumed or substituted by the surviving corporation. In the event the surviving corporation does not assume or substitute such outstanding awards, the vesting of awards held by participants in the applicable plan whose status as a service provider has not terminated prior to such event will be accelerated and made fully exercisable and all restrictions thereon will lapse at least ten days prior to the closing of the acquisition. In the case of awards under our 2004 Equity Incentive Plan, immediately prior to the closing of the acquisition and with respect to any other awards outstanding under the applicable plan, such awards will be terminated if not exercised prior to the closing of the acquisition. The plan administrator also has the authority under the plans to take certain other actions with respect to outstanding awards in the event of certain transactions, including provision for the cash-out, termination, assumption or substitution of such awards.

Our board may at any time amend, alter, suspend or terminate any of the plans. However, no amendment may increase the maximum number of shares issuable under the applicable plan or extend the term of the applicable plan without the approval of our stockholders. Any amendment, alteration, suspension or termination of any of the plans which impairs the rights of any holder of an outstanding award requires the written consent of the affected holder.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of common stock issuable under each of the plans.

1999 Equity Incentive Plan

In March 1999, our board of directors adopted and our stockholders approved our 1999 Equity Incentive Plan. An aggregate of 500,000 shares of our common stock are reserved for issuance under the 1999 Equity Incentive Plan. At March 31, 2004, options granted under the 1999 Plan to purchase an aggregate of 492,210 shares of our common stock, at a weighted average exercise price of approximately $3.20 per share, were outstanding.

2000 Equity Incentive Plan

In March 2000, our board of directors adopted and our stockholders approved our 2000 Equity Incentive Plan. An aggregate of 500,000 shares of our common stock are reserved for issuance under the 2000 Equity Incentive Plan. At March 31, 2004, options granted under the 2000 Equity Incentive Plan to purchase an aggregate of 491,612 shares of our common stock, at a weighted average exercise price of approximately $3.30 per share, were outstanding.

2004 Equity Incentive Plan

In January 2004, our board of directors adopted our 2004 Incentive Equity Plan. An aggregate of 250,000 shares of our common stock are reserved for issuance under the 2004 Equity Incentive Plan. At March 31, 2004, options granted under the 2004 Equity Incentive Plan to purchase an aggregate of 248,000 shares of our common stock, at a weighted average exercise price of approximately $2.25 per share, were outstanding.

Employment Agreements and Change in Control Arrangements

Employment Agreement with Heath B. Clarke

We entered into an employment agreement with Heath B. Clarke, our Chairman and Chief Executive Officer, on January 2, 2003. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party. Mr. Clarke’s annual salary under the employment agreement is $175,000, subject to increase at the discretion of our board of directors. Mr. Clarke’s employment agreement requires us to pay him an annual bonus of up to 30% of his annual salary if certain performance standards set by our board of directors are met. We granted Mr. Clarke an option to purchase 112,500 shares of our common stock at an exercise price of $2.00 per share, the per share fair market value of our common stock as of the date that the employment agreement was entered into. Subject to Mr. Clarke’s continued employment with us, the option granted to Mr. Clarke vests as to 25% of the shares as of March 4, 2004, and the remaining shares vest in equal monthly installments over the following 22 months until the option is fully vested. The vesting of Mr. Clarke’s option is subject to possible acceleration in the sole discretion of our board of directors or a committee thereof designated for such purpose, as well as upon certain events, as described below.

If we terminate Mr. Clarke’s employment agreement without cause, or if Mr. Clarke terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Clarke: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) the average of all bonuses earned by Mr. Clarke during the term of the agreement, payable in accordance with our standard bonus payment practices or immediately if and to the extent such bonus will be used by Mr. Clarke to exercise his stock options, (iv) benefits for 12 months following the date of termination, and (v) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Clarke’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Employment Agreement with Michael A. Sawtell

We also entered into an employment agreement with Michael A. Sawtell, our President and Chief Operations Officer, on January 2, 2003. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party. Mr. Sawtell’s annual salary under the employment agreement is $150,000, subject to increase at the discretion of our Chief Executive Officer or a committee of our board of directors. Mr. Sawtell’s employment agreement requires us to pay him an annual bonus of up to 30% of his annual salary if certain performance standards set by our Chief Executive Officer or a committee of our board of directors are met. Pursuant to the employment agreement, we granted Mr. Sawtell an option to purchase 87,500 shares of our common stock at an exercise price of $2.00 per share, the per share fair market value of our common stock on the date that the employment agreement was entered into. Subject to Mr. Sawtell’s continued employment with us, the option granted to Mr. Sawtell vests as to 25% of the shares as of March 4, 2004, and the remaining shares vest in equal monthly installments over the following 22 months until the option is fully vested. The vesting of Mr. Sawtell’s option is subject to acceleration in the discretion of our chief executive officer or board of directors, as well as upon certain events, as described below.

If we terminate Mr. Sawtell’s employment agreement without cause, or if Mr. Sawtell terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Sawtell: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) an amount equal to 30% of his then current annual salary, payable in accordance with our standard bonus payment practices or immediately if and to the extent such bonus will be used by Mr. Sawtell to exercise his stock options, (iv) benefits for 12 months following the date of termination, and (v) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Sawtell’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Employment Agreement with Douglas S. Norman

We entered into an employment agreement with Douglas S. Norman, our Chief Financial Officer and Secretary, on February 3, 2003. The employment agreement has a term of two years and automatically renews for additional one year terms unless either party terminates it with at least 30 days notice to the other party. Mr. Norman’s annual salary under the employment agreement is $140,000, subject to increase at the discretion of our Chief Executive Officer or a committee of our board of directors. Mr. Norman’s employment agreement requires us to pay him an annual bonus of up to 30% of his annual salary if certain performance standards set by our Chief Executive Officer or a committee of our board of directors are met. Pursuant to the employment agreement, we granted Mr. Norman an option to purchase 62,500 shares of our common stock at an exercise price of $2.00 per share, the per share fair market value of our common stock as of the date the employment agreement was entered into. Subject to Mr. Norman’s continued employment with us, the option granted to Mr. Norman vests as to 25% of the shares as of March 4, 2004, and the remaining shares vest in equal monthly installments over the following 22 months until the option is fully vested. The vesting of Mr. Norman’s option is subject to acceleration in the discretion of our chief executive officer or board of directors, as well as upon certain events, as described below.

If we terminate Mr. Norman’s employment agreement without cause, or if Mr. Norman terminates the agreement with good reason, each as defined in the agreement, we are obligated to pay Mr. Norman: (i) his annual salary and other benefits earned prior to termination, (ii) the greater of his annual salary for the remaining term of the agreement or his annual salary payable over one year, (iii) an amount equal to 30% of his then current annual salary, payable in accordance with our standard bonus payment practices or immediately if and to the extent such bonus will be used by Mr. Norman to exercise his stock options, (iv) benefits for 12 months following the date of termination, and (v) the right for 12 months from the date of termination to exercise all vested options granted to him prior to that time; provided that in the event the termination occurs within 120 days of the execution of an agreement which results in a change of control, as described below, vesting of all options will be accelerated and in the event the termination occurs outside of such 120 day period, all unvested options that would have vested had Mr. Norman’s employment agreement remained in force through the end of the initial term will be fully vested immediately prior to such termination.

Each of the employment agreements discussed above provide for the immediate vesting of stock options granted pursuant thereto upon (i) a change in control of us or (ii) a termination of the executive’s employment without cause or for good reason within 120 days prior to the execution and delivery of an agreement which results in a change in control. Additionally, a change in control constitutes “good reason” under the terms of each of the agreements, thus permitting each of Messrs. Clarke, Sawtell and Norman to terminate his respective employment and receive the severance benefits discussed above. Under the terms of each employment agreement, a change in control is deemed to have occurred if, as a result of a tender offer, other acquisition, merger, consolidation or sale or transfer of assets, any person(s) (as used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934) becomes the beneficial owner (as defined in regulations promulgated under the Exchange Act) of a total of fifty percent (50%) or more of either our outstanding common stock or our assets; provided, however, that a change of control is not deemed to have occurred if a person who beneficially owned fifty percent (50%) or more of our common stock as of the effective date of the respective employment agreement continued to do so during the term the employment agreement. The number of shares subject to options, per share exercise prices and vesting schedules described above in connection with the employment agreements of Messrs. Clarke, Sawtell and Norman reflect a 1-for-4 reverse split of our common stock effected in August 2003.

The employment agreements with Messrs. Clarke, Sawtell and Norman also contain standard confidentiality provisions that apply indefinitely and non-solicitation provisions that will apply during the term of the employment agreements and for a 12-month period thereafter.

Limitation of Liability and Indemnification of Officers and Directors; Insurance

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our officers and directors which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as officers or directors, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the officers or directors as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

At present, we are not aware of any pending or threatened litigation or proceeding involving an officer, director, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In December 2001, we entered into a loan agreement with Sutter Capital Management in which Sutter Capital loaned us $100,000 at an interest rate of 10% per annum for a term of six months or until we received any debt or equity financing in excess of $100,000. The maturity date was extended on two separate occasions. In consideration of these extensions, we issued warrants to Sutter Capital to purchase 18,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2005.

In February 2003, we entered into a settlement agreement with Sutter Capital in which we issued 50,000 shares of our common stock and warrants to purchase 93,750 shares of our common stock that are exercisable at $2.00 per share and expire in 2008 in consideration of the retirement of all indebtedness owed under the loan agreement with Sutter Capital.

In June 2002, we entered into a secured promissory note with Bear Flag 1991 Trust in the amount of $100,000, which matured, subject to certain conditions, 90 days from the date of the agreement. We also issued to Bear Flag warrants to purchase 25,000 shares of our common stock at an exercise price of $4.00 per share. The maturity date of this note was extended, subject to certain conditions, to October 4, 2002. In consideration of this extension, we issued additional warrants to Bear Flag to purchase 25,000 shares of our common stock at an exercise price of $4.00 per share. These warrants expire in 2007.

In August 2003, we entered into a settlement agreement with Bear Flag in which we (i) repaid the outstanding principal amount of the secured promissory note plus interest and legal fees, (ii) issued to Bear Flag warrants to purchase 125,000 shares of our common stock that are exercisable at $2.00 per share and expire in 2008, (iii) adjusted the exercise price of Bear Flag’s warrants issued in June 2002 to $2.00 per share which expire in 2007, and (iv) adjusted the exercise price of Bear Flag’s warrants issued in September 2002 to $2.00 per share.

From August 2001 through January 2003, we issued seven convertible secured promissory notes to Frastacky Associates, Inc. in an aggregate amount of $1.3 million. The notes bear interest at a rate of 10% per annum and may be converted into shares of our common stock at a rate of $2.00 per share at any time prior to the payment in full of the notes. In addition, we entered into a security agreement with Frastacky Associates granting a security interest in substantially all assets currently owned by us to secure payment of the notes. In April 2004, both parties agreed to further extend the maturity date of the seven outstanding notes to the earliest of (i) one day before the first maturity date of any outstanding convertible secured debentures that bear interest at a rate of 8% per annum, (ii) ten business days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. As of March 31, 2004, the outstanding balance of the notes was $1.3 million, with accrued interest of $168,002. Such notes and accrued interest were convertible into 734,001 shares of our common stock.

In July 2003, our board of directors approved the issuance of a total of 100,000 shares of our common stock to five of our employees, including three of our named executive officers, for previously deferred salaries and bonuses of $200,000 in the aggregate, which as of December 31, 2003 was recorded as accrued compensation. The number of shares issued and dollar values for previously deferred salaries and bonuses for each employee are listed below. We issued the common stock in January 2004.

	Number of	Dollar
	Shares	Value

Heath B. Clarke	46,928	$93,856
Ralph N. Kravitz	20,419	40,837
Michael A. Sawtell	20,000	40,000
William F. Bertovich	10,500	21,000
Douglas S. Norman	2,153	4,306

In November 2003, as part of the private placement of convertible secured debentures, Douglas S. Norman, our Chief Financial Officer, purchased $25,000 of convertible secured debentures from us for $25,000 cash. In addition, Mr. Norman received warrants to purchase 5,000 shares of our common stock that are exercisable at $3.75 per share and expire on November 11, 2008. The terms of the transaction between Mr. Norman and us are identical to the terms of transaction between all other convertible secured debenture holders and us.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of shares of our common stock as of May 31, 2004 and as adjusted to reflect the sale of common stock offered by us for:

•	each person (or group of affiliated persons) known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each named executive officer; and

•	all of our directors and executive officers as a group.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares of common stock underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 31, 2004 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person.

The percentage of beneficial ownership before the offering is based on 3,092,736 shares of common stock outstanding, consisting of 1,922,964 shares of common stock outstanding as of May 31, 2004, 1,169,772 shares of common stock issuable upon the conversion of convertible preferred stock outstanding as of May 31, 2004. The percentage of beneficial ownership after the offering is based on                      shares, including                 shares offered by this prospectus.

Except as otherwise noted below, and subject to applicable community property laws, the persons named have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address of the following stockholders is c/o Interchange Corporation, 24422 Avenida de la Carlota, Suite 120, Laguna Hills, California 92653.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Held	Offering	Offering

5% Stockholders:
Frastacky Associates, Inc.(1)	1,288,472	32.4%
Bonnie Smith, Executor of the Estate of Mike Lee(2)	290,094	9.1
Bear Flag 1991 Trust(3)	207,551	6.3
Sutter Capital Management(4)	187,500	5.8
Ted Tanner III(5)	185,000	5.8
GunnAllen Financial(6)	178,226	5.4
Executive Officers and Directors:
Heath B. Clarke(7)	1,209,426	36.7
Michael A. Sawtell(8)	242,686	7.3
Douglas S. Norman(9)	51,368	1.6
Philip K. Fricke(10)	122,653	3.9
Theodore E. Lavoie(11)	36,249	1.2
All directors and executive officers as a group (5 persons)(12)	1,662,382	45.8

*	Indicates less than 1%.

(1)	Includes 734,000 shares issuable upon conversion of convertible secured promissory notes; 158,791 shares issuable upon the conversion of preferred stock; and 152,500 shares issuable upon the exercise of warrants. The address of Frastacky Associates, Inc. is 130 Bloor Street West, Suite 1200, Toronto, Ontario, M5S 1N5, Canada.

(2)	Includes 197,038 shares issuable upon the conversion of preferred stock and 93,056 shares issuable upon the exercise of warrants. The address of Bonnie Smith, Executor of the Estate of Mike Lee, is 42212 Baptist Church Dr., Lebanon, Oregon 97355.

(3)	Includes 185,083 shares issuable upon the exercise of warrants. The address of Bear Flag 1991 Trust is 1100 Castle Road, Sonoma, California 95476.

(4)	Includes 137,500 shares issuable upon the exercise of warrants. The address of Sutter Capital Management is 150 Post Street, Suite 320, San Francisco, California 94108.

(5)	Mr. Tanner’s address is 2587 Black Pine Drive, Castle Rock, Colorado 80104.

(6)	Includes 178,226 shares issuable upon the exercise of warrants. The address of GunnAllen Financial is 1715 N. Westshore Boulevard, Seventh Floor, Tampa, Florida 33607.

(7)	Includes 199,998 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

(8)	Includes 222,686 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

(9)	Includes 7,463 shares issuable upon the conversion of a convertible secured debenture; 1,101 shares issuable upon the conversion of the preferred stock; 6,500 shares issuable upon the exercise of warrants; and 29,513 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

(10)	Includes 18,750 shares issuable upon the exercise of warrants that are currently exercisable; 33,904 shares issuable upon the conversion of preferred stock; and 19,999 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

(11)	Includes 32,499 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

(12)	Includes 7,463 shares issuable upon the conversion of a convertible secured debenture; 35,005 shares issuable upon the conversion of preferred stock; 25,250 shares issuable upon the exercise of warrants; and 504,695 shares issuable upon the exercise of options that are exercisable within 60 days of May 31, 2004.

DESCRIPTION OF SECURITIES

General

The following description of our securities and their related rights is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable Delaware law.

The following description of our securities gives effect to the conversion of our convertible preferred stock into 1,169,772 shares of common stock, which will occur upon the completion of this offering.

Upon the completion of this offering, our authorized capital stock will consist of 30,000,000 shares of common stock, $0.00001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value per share.

We are currently authorized to issue 30,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share. As of March 31, 2004, there were 3,092,736 shares of our common stock outstanding, which were held by 185 stockholders of record. This amount assumes the conversion of all outstanding convertible preferred stock upon the completion of this offering. In addition, as of March 31, 2004, there were outstanding options to purchase 1,231,822 shares of our common stock, warrants to purchase 1,786,794 shares of our common stock, convertible secured debentures that were convertible into 711,044 shares of our common stock, and convertible secured promissory notes that were convertible into 734,001 shares of our common stock.

Common Stock

Holders of shares of our common stock are entitled to one vote for each share held of record in the election of directors and in all other matters to be voted on by the stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation. Subject to the preferences of any shares of preferred stock outstanding at the time, holders of shares of our common stock are entitled to receive dividends when, as, and if declared by our board of directors, out of funds legally available to us. Upon our liquidation, dissolution or winding up, the holders of shares of our common stock are entitled to share equally in all our assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock, if any. Shares of our common stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of our common stock are, and the shares of common stock offered in this prospectus will be, upon payment and issuance, fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, all outstanding shares of our Series A, Series B, Series C, Series D and Series E convertible preferred stock will be converted into an aggregate of 1,169,772 shares of our common stock, based upon the then-effective conversion ratios. Our board of directors will then have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock, $0.00001 par value, in one or more series. Our board of directors will also have the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by our stockholders.

The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of our common stockholders. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of our common stock. We currently have no plans to issue any shares of preferred stock.

Convertible Secured Debentures

Between August 2003 and November 2003, we entered into a convertible secured debenture and warrant purchase agreement with various investors. Pursuant to that agreement, the investors purchased an aggregate of approximately $2.4 million of our convertible secured debentures that bear interest at a rate of 8% per annum and warrants. The convertible secured debentures are secured by our assets and are subordinated to the convertible secured promissory notes. The purchase of the convertible secured debentures and the warrants took place in seven tranches. The convertible secured debentures are due on the earlier of (i) the first anniversary of the date of issuance, or (ii) fifteen days following our consummation of any equity and/or debt financing with aggregate gross proceeds of at least $10.0 million. Each convertible secured debenture holder has the right, at any time, to convert their debenture into shares of our common stock at an initial conversion ratio of one share of common stock for each $3.35 of principal amount of debenture. As of March 31, 2004, the principal amount of convertible secured debentures outstanding was $2.4 million, which debentures were convertible into 711,044 shares of our common stock.

Convertible Secured Promissory Notes

From August 2001 through January 2003, we issued seven convertible secured promissory notes to Frastacky Associates, Inc., one of our stockholders, in an aggregate amount of $1.3 million. The notes bear interest at a rate of 10% per annum and may be converted into shares of our common stock at a purchase price of $2.00 per share at any time prior to the payment in full of the notes. In addition, we entered into a security agreement with Frastacky Associates granting a security interest in substantially all assets currently owned by us to secure payment of the notes. In April 2004, both parties agreed to further extend the maturity date of the seven outstanding convertible secured promissory notes to the earliest of (i) one day before the first maturity date of any outstanding convertible secured debentures that bear interest at a rate of 8% per annum, (ii) ten business days after we complete an initial public offering of our common stock, or (iii) December 31, 2004. As of March 31, 2004, the outstanding balance of the convertible secured promissory notes was $1.3 million, with accrued interest of $168,002. Such notes and accrued interest were convertible into 734,001 shares of our common stock.

Warrants

As of March 31, 2004, we had outstanding warrants to purchase an aggregate of 1,786,794 shares of our common stock at exercise prices ranging from $2.00 to $20.00 per share, with a weighted average exercise price of $3.59 per share.

Options

As of March 31, 2004, we had options outstanding to purchase 1,231,822 shares of our common stock at exercise prices ranging from $0.40 to $4.00 per share, with a weighted average exercise price of $2.84 per share, under our 1999, 2000 and 2004 equity incentive plans described in “Management— Equity Incentive Plans.”

Registration Rights

Holders of the convertible secured debentures and the warrants issued with the convertible secured debentures are entitled to “piggyback” registration rights with respect to the shares of our common stock issuable upon both the conversion of the debentures and the exercise of warrants. At any time commencing six months after we have completed an initial public offering, if we determine to proceed with the actual preparation and filing of a new registration statement under the Securities Act in connection with the proposed offer and sale of any of our securities by us or any of our security holders (other than pursuant to a registration statement on Form S-4), we must provide written notice of our determination to all record holders of those underlying shares. Upon the written request from any such holders, within fifteen days after receipt of any such notice from us, we will include in the registration statement the underlying shares covered by the request. Our obligation will not apply after the earlier of (i) the date that all of the underlying shares have been sold pursuant to Rule 144 under the Securities Act or an effective registration statement or (ii) such time as the underlying shares held by any holder (a) are eligible for immediate resale pursuant to Rule 144(k) under the Securities Act or (b) are otherwise eligible for resale pursuant to Rule 144(k) within a period of three months.

Pursuant to a loan extension and conversion rights agreement dated June 29, 2003 by and between us and Frastacky Associates, we agreed to provide Frastacky Associates with “piggyback” registration rights. Except for newly issued shares offered pursuant to an initial public offering, if we file for registration of shares of any class of stock under the Securities Act, we will include in that registration converted shares requested by Frastacky Associates, in accordance with the terms of the agreement.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may also have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control.

In particular, our amended and restated certificate of incorporation and amended and restated bylaws provide for the following.

•	Special Meetings of Stockholders. Special meetings of our stockholders may be called only by our President or by a majority of the members of our board of directors.

•	Advance Notice Requirement. Stockholder proposals to be brought before any meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors.

•	Classified Board of Directors. Our directors are divided into three classes, as nearly equal in number as possible, one class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2004 fiscal year, another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2005 fiscal year and another class to be originally elected for a term expiring at the annual meeting of stockholders to be held in our 2006 fiscal year, with each director to hold office until his or her successor is duly elected and qualified. Commencing with our annual meeting of stockholders in our 2004 fiscal year, directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until such person’s successor is duly elected and qualified. It would take at least two elections of directors for any individual or group to gain control of our board of directors.

•	New Directorships and Board Vacancies. Newly created directorships resulting from any increase in the number of directors and any vacancies on our board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, and not by the stockholders. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until the director’s successor shall have been duly elected and qualified. No decrease in the number of directors constituting our board of directors will shorten the term of any incumbent director.

•	Removal of Directors. A director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of shares entitled to vote at an election of directors.

•	Amendment of Bylaws. The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our amended and restated bylaws by stockholder action, thus making it more difficult to circumvent the anti-takeover provisions of our amended and restated bylaws.

•	Issuance of Undesignated Preferred Stock. Our board of directors is authorized to issue, without further action by our stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Listing

We have applied for approval for trading and quotation of our common stock on the Nasdaq SmallCap Market under the symbol “INCX.”

Transfer Agent and Registrar

We have retained the services of U.S. Stock Transfer Corporation to act as our transfer agent and registrar immediately following the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect many shares will be available for sale for 180 days after this offering as a result of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and make it difficult or impossible for us to sell equity or equity-related securities in the future at a time and price we deem acceptable.

Upon completion of this offering, we will have                      shares of common stock outstanding, assuming no exercise of currently outstanding options or warrants and no conversion of our convertible secured debentures or convertible secured promissory notes. Of these shares, the                      shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining                      shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements described below and the provisions of Rules 144 and 701, based upon our shares outstanding as of May 31, 2004, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	restricted shares will be eligible for immediate sale on the effective date of this offering;

•	restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	restricted shares will be eligible for sale upon expiration of the lock-up agreements, which will occur 180 days after the date of this prospectus; and

•	the remaining restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-Up Agreements

The holders of      % of the fully diluted shares of our common stock, including all of our directors and officers, have signed lock-up agreements with respect to shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. See “Underwriting” for further description of the lock-up agreements.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of our common stock then outstanding, which will equal approximately                      shares immediately after the offering, or the average weekly trading volume of our common stock on the Nasdaq SmallCap Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Additionally, substantially all Rule 144 shares are subject to the 180-day lock-up arrangement described above.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the volume limitations, manner-of-sale provisions, notice requirements and public information provisions of Rule 144. Therefore, unless restricted under the 180-day lock-up arrangement or otherwise, Rule 144(k) shares may be sold immediately upon the closing of this offering.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, substantially all Rule 701 shares are subject to the 180-day lock-up arrangement described above.

Registration Rights

As described above in “Description of Securities— Registration Rights,” upon completion of this offering, the holders of                      shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180 day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Employee Benefit Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1999, 2000, and 2004 equity incentive plans. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

Roth Capital Partners, LLC is the lead managing underwriter of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Roth Capital Partners, LLC

Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to the satisfaction of specified conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

The underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $           per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Total

	Per Share	Without Over-Allotment	With Over-Allotment

Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$

In addition to the underwriting discounts and commissions, we have agreed to pay Roth Capital Partners, LLC a non-accountable expense allowance of 2% of the gross proceeds of this offering, of which $25,000 has been paid to date. We estimate that the total expenses of the offering, other than underwriting discounts and commissions, will be approximately $          .

We have granted to the underwriters an option to purchase up to an aggregate of                      shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table.

The holders of        % of the fully diluted shares of our common stock, including all of our officers and directors, have agreed, subject to specified exceptions, not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Roth Capital Partners, LLC.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representative and us. In determining the initial public offering price of our common stock, the representative considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock included for quotation on the Nasdaq SmallCap Market under the symbol “INCX.”

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and certain liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In connection with this offering, we have agreed to issue to Roth Capital Partners, LLC a warrant to purchase                      shares of common stock at an exercise price equal to 120% of the public offering price per share. The warrant is exercisable during the period beginning one year after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus. The warrant has certain rights of registration of the common stock issuable upon exercise of the warrants.

At our request, the underwriters have reserved up to                      shares, or           % of our common stock offered by this prospectus, for sale under a directed share program to our business associates. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, Costa Mesa, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

Our financial statements as of December 31, 2002 and 2003 and for the years ended December 31, 2002 and 2003 included in this prospectus and in the registration statement, of which this prospectus is a part, have been audited by Haskell & White LLP, independent registered public accounting firm, as set forth in their report. We have included our financial statements in this prospectus and in the registration statement, of which this prospectus is a part, in reliance on Haskell & White LLP’s report, given on their authority as experts in accounting and auditing. The report of Haskell & White LLP contains an explanatory paragraph regarding our ability to continue as a going concern, which report appears elsewhere in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.interchangeusa.com. Upon completion of this offering, you may access our annual report on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Interchange Corporation

We have audited the accompanying balance sheets of Interchange Corporation (the “Company”) as of December 31, 2003 and 2002, and the related statements of operations, stockholders’ equity (deficit) and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company has limited profitable results from operations, a working capital deficit, a net capital deficit and limited available financing sources, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regards to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ HASKELL & WHITE LLP
Haskell & White LLP

Irvine, California

April 16, 2004, except for
Note 12, for which the date is June 25, 2004

INTERCHANGE CORPORATION

BALANCE SHEETS

	December 31,	December 31,	March 31,
	2002	2003	2004

			(unaudited)

	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$100	$699	$702
Restricted cash	20	16	16
Accounts receivable, net of allowances of $15, $25 and $28, respectively	313	638	902
Prepaid financing expense, net of accumulated amortization of $0, $209 and $374, respectively	—	448	285
Prepaid expenses and other current assets	6	42	125

Total current assets	439	1,843	2,030
Property and equipment, net	194	481	472
Long-term restricted cash	80	64	64
Deposits	33	33	33

Total assets	$746	$2,421	$2,599

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,796	$1,152	$1,309
Accrued compensation	808	469	217
Payroll taxes payable	2,286	2,071	1,980
Other accrued liabilities	523	605	628
Deferred revenue	528	391	477
Notes payable	298	—	12
Convertible secured promissory notes	800	1,300	1,300
Convertible secured debentures, net of debt discount of $0, $53 and $35, respectively	—	2,329	2,347

Total liabilities, all current	7,039	8,317	8,270

Commitments and contingencies (Notes 4, 6, 7 and 8)
Stockholders’ equity (deficit): (Notes 9 and 10)
Convertible preferred stock, $0.00001 par value; 10,000,000 shares authorized; 1,008,125 shares issued and outstanding; liquidation preference of $5,234,754 for all periods presented	—	—	—
Common stock, $0.00001 par value; 30,000,000 shares authorized; 1,766,088, 1,822,963 and 1,922,964 issued and outstanding, respectively	—	—	—
Additional paid-in capital	6,547	6,884	7,092
Accumulated deficit	(12,840)	(12,780)	(12,763)

Stockholders’ deficit	(6,293)	(5,896)	(5,671)

Total liabilities and stockholders’ deficit	$746	$2,421	$2,599

See accompanying notes to the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF OPERATIONS

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands, except per share and share data)
Revenue	$3,588	$8,784	$1,687	$3,462

Operating expenses:
Search serving	1,776	3,816	800	1,744
Sales and marketing	1,501	1,978	377	712
General and administrative	1,383	1,466	346	473
Research and development	987	708	193	199
Non-cash equity based expense	28	103	69	8

Total operating expenses	5,675	8,071	1,785	3,136

Operating income (loss)	(2,087)	713	(98)	326
Interest and other income (expense)	(403)	(636)	(88)	(300)

Income (loss) before income taxes	(2,490)	77	(186)	26
Provision for income taxes	1	17	—	9

Net income (loss)	$(2,491)	$60	$(186)	$17

Per share data:
Basic net income (loss) per share	$(1.43)	$0.03	$(0.10)	$0.01

Diluted net income (loss) per share	$(1.43)	$0.02	$(0.10)	$0.01

Basic weighted average shares outstanding	1,742,338	1,813,210	1,783,894	1,922,690
Diluted weighted average shares outstanding	1,742,338	3,050,582	1,783,894	3,159,236

See accompanying notes to the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2002 and 2003 and
Three Months Ended March 31, 2004 (unaudited)

			Convertible
	Common Stock		Preferred Stock		Additional		Total
					Paid-in	Accumulated	Stockholders’
	Shares	Amounts	Shares	Amount	Capital	Deficit	Deficit

	(in thousands)
Balance at December 31, 2001	1,693	$—	1,008	$—	$6,323	$(10,349)	$(4,026)
Private placement	63	—	—	—	175	—	175
Issued for liabilities	10	—	—	—	39	—	39
Non-cash equity based expense for services	—	—	—	—	28	—	28
Payment of financing related costs	—	—	—	—	(18)	—	(18)
Net loss	—	—	—	—	—	(2,491)	(2,491)

Balance at December 31, 2002	1,766	—	1,008	—	6,547	(12,840)	(6,293)
Exercise of options	4	—	—	—	2	—	2
Issued for liabilities	53	—	—	—	105	—	105
Non-cash equity based expense for services	—	—	—	—	103	—	103
Debt discount attributable to warrants	—	—	—	—	53	—	53
Debt issuance costs	—	—	—	—	74	—	74
Net income	—	—	—	—	—	60	60

Balance at December 31, 2003	1,823	—	1,008	—	6,884	(12,780)	(5,896)
Issued for liabilities (unaudited)	100	—	—	—	200	—	200
Non-cash equity based expense for services (unaudited)	—	—	—	—	8	—	8
Net income (unaudited)	—	—	—	—	—	17	17

Balance at March 31, 2004 (unaudited)	1,923	$—	1,008	$—	$7,092	$(12,763)	$(5,671)

See accompanying notes to the financial statements.

INTERCHANGE CORPORATION

STATEMENTS OF CASH FLOWS

			Three Months
	Years Ended		Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(2,491)	$60	$(186)	$17
Adjustments to reconcile net income (loss) to cash (used in) provided by operating activities:
Depreciation and amortization	204	109	32	47
Provision for doubtful accounts	—	10	—	3
Non-cash equity based expense related to stock option and warrant issuances	28	103	69	8
Non-cash interest expense	—	52	—	31
Changes in operating assets and liabilities:
Accounts receivable	(123)	(336)	(252)	(266)
Prepaid expenses and other	6	(462)	(53)	83
Other non-current assets	12	—	—	—
Accounts payable and accrued liabilities	2,078	(1,110)	(69)	37
Deferred revenue	(75)	(137)	(112)	86

Net cash (used in) provided by operating activities	(361)	(1,711)	(571)	46

Cash flows from investing activities:
Capital expenditures	(15)	(396)	—	(38)
Decrease (increase) in restricted cash	(100)	20	—	—

Net cash used in investing activities	(115)	(376)	—	(38)

Cash flows from financing activities:
Proceeds from issuance of common stock:
From private placements	175	—	—	—
Exercise of options	—	2	2	—
Proceeds from sale of convertible secured debentures	—	2,382	—	—
Proceeds from sale of convertible secured promissory notes	250	500	500	—
Proceeds from notes payable	100	—	—	—
Payment of notes payable	—	(198)	(28)	(5)
Payment of financing related costs	(17)	—	—	—

Net cash provided by (used in) financing activities:	508	2,686	474	(5)

Net increase (decrease) in cash and cash equivalents	32	599	(97)	3
Cash and cash equivalents, beginning of period	68	100	100	699

Cash and cash equivalents, end of period	$100	$699	$3	$702

Supplemental cash flow information:
Interest paid	$46	$323	$39	$33

Income taxes paid	$1	$2	$—	$9

Non-cash investing and financing transactions:
Note payable issued for accounts payable	$66

Common stock issued in satisfaction of liabilities	$39	$105	$100	$200

Debt discount		$74

Warrants issued for debt financing costs		$53

Insurance financing				$17

See accompanying notes to the financial statements.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS

(Information as of March 31, 2004 and for the
three months ended March 31, 2003 and 2004 is unaudited)

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Interchange Corporation, a Delaware corporation (the Company), is a provider of paid-search services on the Internet. The Company provides advertisers’ sponsored listings in response to searches on the Company’s Distribution Network, a network of websites and search engines that have integrated the Company’s search service into their sites. The Company’s sponsored listings are comprised of the Company’s own direct advertisers and the advertisers of other paid-search companies, which make up the Company’s Advertiser Network. The search listings are generally ranked by the advertisers’ bid. Advertisers pay a specified bid price for each click-through on the advertisers’ sponsored listing. The Company operates in one reportable business segment.

Management’s Plans and Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management believes, based upon projected operating needs, that the Company’s working capital is insufficient for the Company to maintain its current level of operating activities through December 31, 2004. As shown in the financial statements, the Company has limited profitable results from operations and a working capital and net capital deficit as of December 31, 2003. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and to obtain additional financing. Between August 2003 and November 2003, the Company entered into a convertible secured debenture and warrant purchase agreement with various investors to raise approximately $2,400,000. The Company used these funds to expand its Distribution Network and sales and marketing programs and to fund current operations. The Company plans to file a registration statement with the Securities and Exchange Commission to raise capital though a public offering of its common stock. The Company expects to use the proceeds of the offering to retire its debt, to the extent such debt is not voluntarily converted into common stock, satisfy certain other obligations, and expand its business. Management believes the capital expected to be raised will be sufficient to fund its operations for at least the next twelve months. If the Company’s public offering is unsuccessful, management will be required to take other actions that may include restructuring its outstanding debt and raising capital through other means. There is no assurance that the Company will be successful in this effort.

Basis of Presentation

The unaudited interim financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004, included herein, have been prepared by the Company, without audit, pursuant to rules and regulations of the Securities and Exchange Commission, and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) which are necessary for a fair presentation. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results for the full year.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and therefore bear minimal credit risk.

Restricted Cash

On June 26, 2002, the Company pledged $100,000 of cash for an irrevocable letter of credit related to the lease of office space that was classified as restricted cash on the balance sheet. The letter of credit was reduced to $80,000 on April 1, 2003 and will be reduced to $64,000 on April 1, 2004, $51,200 on April 1, 2005, and $40,960 on April 1, 2006. The letter of credit will expire on April 1, 2007.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are calculated under the straight-line basis over the shorter of the estimated useful lives of the respective assets as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Computer equipment	3 years
Computer software	3 years

Repairs and maintenance expenditures that do not significantly add to the value of the property, or prolong its life, are charged to expense, as incurred. Gains and losses on dispositions of property and equipment are included in the operating results of the related period.

Impairment of Long-Lived Assets

The Company accounts for the impairment and disposition of definite life intangible and long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets (SFAS No. 144), which supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. In accordance with SFAS No. 144, such assets to be held are reviewed for events, or changes in circumstances, which indicate that their carrying value may not be recoverable. The Company periodically reviews related carrying values to determine whether or not impairment to such value has occurred. For the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004, management had no evidence of impairment.

Fair Value of Financial Instruments

The Company’s balance sheets include the following financial instruments: cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and convertible secured debentures. The Company considers the carrying value of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, convertible secured promissory notes and convertible secured debentures in the financial statements to approximate fair value for these financial instruments because of the relatively short period of time between origination of the instruments and their expected realization.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Deferred Revenue

Deferred revenue represents deposits from direct advertisers for their advertising campaigns and is recognized as revenue upon a click-through.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company generates revenue when a click-through occurs on an advertiser’s sponsored listing. Depending on the source of the advertiser, the Company recognizes an applicable portion of the bid for each click-through the Company delivers. Revenue is recognized when earned based on click-through activity to the extent that the direct advertiser has deposited sufficient funds with the Company or collection is probable.

The Company distributes sponsored listings to its Distribution Network partners in response to consumer search requests and shares a portion of revenue generated with these partners. In accordance with Emerging Issue Task Force No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, revenue is reported gross of the payment to Distribution Network partners because the Company acts as the primary obligor and is responsible for the fulfillment of services.

The Company derived 63% and 50% of its total revenue from direct advertisers and 37% and 50% of its total revenue from its Advertiser Network partners during the years ended December 31, 2002 and 2003, respectively. The Company derived 52% and 49% of its total revenue from direct advertisers and 48% and 51% of its total revenue from its Advertiser Network partners for the three months ended March 31, 2003 and 2004, respectively. One Advertiser Network partner represented 24% and 33% of the Company’s total revenue for the years ended December 31, 2002 and 2003, respectively, and 34% and 38% of the Company’s total revenue for the three months ended March 31, 2003 and 2004, respectively. One of the Company’s Distribution Network partners provided click-throughs representing 17.4% of the Company’s total revenue during the year ended December 31, 2003 and 12.8% of the Company’s total revenue during the three months ended March 31, 2004, respectively. No Distribution Network partner provided consumer search requests resulting in click-throughs representing more than 10% of the Company’s total revenue in the year ended December 31, 2002.

Accounts Receivable

The Company’s accounts receivable are due primarily from customers located in the United States and are typically unsecured. Management specifically analyzes accounts receivable and historical bad debt, customer concentration, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If management believes that a customer’s financial condition has deteriorated such that it impairs its ability to make payments, additional allowances may be required. A significant portion of the Company’s direct advertisers pay in advance. In addition, the Company grants its Advertiser Network partners net 30 terms. Of the customers that do not pay in advance, as of December 31, 2002 and 2003, one customer represented 69% and 51% of total accounts receivable, respectively. As of March 31, 2003 and 2004, this same customer represented 67% and 60% of total accounts receivable, respectively.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Search Serving

Search serving expenses consist primarily of revenue-sharing payments that the Company makes to its Distribution Network partners, and to a lesser extent, Internet connectivity costs, co-location facilities costs, amortization of certain software license fees and maintenance and depreciation of computer equipment used in providing the Company’s paid-search services.

Research and Development

Research and development expenses consist of expenses incurred by the Company in the development, creation and enhancement of its paid-search services. Research and development expenses include salaries and other costs of employment of the Company’s development staff as well as outside contractors. Research and development costs are expensed as incurred or capitalized into property and equipment in accordance with Statement of Position 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). SOP 98-1 requires that costs incurred in the preliminary project and post-implementation stages of an internal use software project be expensed as incurred and that certain costs incurred in the application development stage of a project be capitalized. As of December 31, 2003 and through March 31, 2004, the Company has not capitalized any research and development costs.

Income Taxes

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements and tax returns. Deferred tax assets and liabilities are determined based upon the difference between the financial statement and tax bases of assets and liabilities, using the enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that deferred tax assets will not be realized.

Comprehensive Income (Loss)

The Company accounts for comprehensive income (loss) using SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting comprehensive income (loss) and its components in financial statements. Comprehensive income (loss), as defined therein, refers to revenue, expenses, gains and losses that are not included in net income (loss) but rather are recorded directly in shareholders’ equity. There were no differences between net income (loss) and comprehensive income (loss) for the periods presented.

Stock-Based Compensation

The Company accounts for stock-based employee compensation under the recognition and measurement principles of Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB No. 25). SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), established accounting and disclosure requirements using a fair value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123 and related SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. The following table illustrates the effect on net income (loss)

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands, except per share data)
Net income (loss), as reported	$(2,491)	$60	$(186)	$17
Add: Stock-based compensation expense recorded in accordance with APB No. 25	—	—	—	—
Deduct: Additional stock-based employee compensation expense determined under fair value based method for all awards, net of tax effects	(115)	(404)	(106)	(125)

Pro forma net income (loss)	$(2,606)	$(344)	$(292)	$(108)

Net income (loss) per share:
Basic—as reported	$(1.43)	$0.03	$(0.10)	$0.01

Basic—pro forma	$(1.50)	$(0.18)	$(0.16)	$(0.05)

Net income (loss) per share:
Diluted—as reported	$(1.43)	$0.02	$(0.10)	$0.01

Diluted—pro forma	$(1.50)	$(0.18)	$(0.16)	$(0.05)

The fair value of these options were estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)
Risk-free interest rate	5.43%	5.07%	5.07%	4.86%
Expected lives (in years)	10	10	10	10
Expected dividend yield	None	None	None	None
Expected volatility	25%	25%	25%	25%

Net Income (Loss) Per Share

SFAS No. 128, Earnings per Share, establishes standards for computing and presenting earnings per share. Basic earnings (loss) per share is calculated using the weighted average shares of common stock outstanding during the periods. Diluted earnings (loss) per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for convertible preferred stock, convertible secured debentures and convertible secured promissory notes, and the treasury stock method for options and warrants.

For the year ended December 31, 2002, potentially dilutive securities, which consist of options to purchase 722,959 shares of common stock at prices ranging from $0.40 to $4.00 per share, warrants to purchase 742,277 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible preferred stock that could convert into 1,169,772 shares of common stock, and convertible secured promissory notes including accrued interest that could convert into 734,001 shares of common stock were not included in the computation of diluted net loss per share because such inclusion would be antidilutive.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

For the year ended December 31, 2003, potentially dilutive securities, which consist of options to purchase 812,822 shares of common stock at prices ranging from $2.00 to $4.00 per share, warrants to purchase 1,818,257 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible secured promissory notes including accrued interest that could convert into 734,001 shares of common stock and convertible secured debentures that could convert into 711,044 shares of common stock were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

For the three months ended March 31, 2003, potentially dilutive securities, which consist of options to purchase 971,872 shares of common stock at prices ranging from $0.40 to $4.00 per share, warrants to purchase 916,027 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible secured promissory notes including accrued interest that could convert into 734,001 shares of common stock were not included in the computation of diluted net loss per share because such inclusion would be antidilutive.

For the three months ended March 31, 2004, potentially dilutive securities, which consist of options to purchase 1,147,322 shares of common stock at prices ranging from $2.00 to $4.00 per share, warrants to purchase 1,786,794 shares of common stock at prices ranging from $2.00 to $20.00 per share, convertible secured promissory notes including accrued interest that could convert into 734,001 shares of common stock and convertible secured debentures that could convert into 711,044 shares of common stock were not included in the computation of diluted net income per share because such inclusion would be antidilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	Years Ended		Three Months Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands, except per share amounts)
Numerator:
Net income (loss)	$(2,491)	$60	$(186)	$17

Denominator:
Denominator for historical basic calculation weighted average shares	1,742	1,813	1,784	1,922
Dilutive common stock equivalents:
Options	—	68	—	67
Convertible preferred stock	—	1,170	—	1,170

Denominator for historical diluted calculation weighted average shares	1,742	3,051	1,784	3,159

Net income (loss) per share:
Historical basic net income (loss) per share	$(1.43)	$0.03	$(0.10)	$0.01

Historical diluted net income (loss) per share	$(1.43)	$0.02	$(0.10)	$0.01

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity (SFAS No. 150). Such statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires mandatory redeemable financial instruments to be

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

classified within the liability section of the balance sheet. The statement is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. Any such transaction entered into subsequent to May 15, 2003 is to be classified immediately within the liability section of the balance sheet. For non-public companies, SFAS No. 150 is effective for fiscal years beginning after December 15, 2003. Upon adoption, the Company does not anticipate a material impact on its financial statements.

In December 2003, FASB issued a revision to FIN 46 (FIN 46R). FIN 46R clarifies the application of ARB No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. FIN 46R requires the consolidation of these entities, known as variable interest entities, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies to the end of the first reporting period ending after March 15, 2004, except that all public companies must, at a minimum, apply the unmodified provisions of the Interpretation to entities that were previously considered “special-purpose entities” in practice and under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. The Company does not believe that it has any investments in variable interest entities that will require consolidation.

2.	Composition of Certain Balance Sheet and Statement of Operations Captions

Property and equipment consisted of the following:

	December 31,	December 31,	March 31,
	2002	2003	2004

			(unaudited)

	(in thousands)
Furniture and fixtures	$193	$193	$193
Office equipment	61	64	64
Computer equipment	543	753	791
Computer software	—	177	177
Idle assets (not depreciated)	3	9	9

	800	1,196	1,234
Less accumulated depreciation and amortization	(606)	(715)	(762)

Property and equipment, net	$194	$481	$472

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Amounts recorded as non-cash equity based expense represent the fair value expense, utilizing the Black-Scholes model at the date of grant, of warrants and options issued to non-employees of the Company for services and relate to the following statement of operations categories:

			Three Months
	Years Ended		Ended
	December 31,		March 31,

	2002	2003	2003	2004

			(unaudited)

	(in thousands)
General and administrative:
Non-cash warrant expense	$28	$103	$69	$—
Non-cash option expense	—	—	—	8

	$28	$103	$69	$8

3.	Income Taxes

The provision for income taxes for the years ended December 31, 2002 and 2003 is comprised of current state income tax. Differences between the statutory and effective tax rates are primarily due to valuation allowances recorded to offset deferred tax benefits associated with net operating losses.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Components of the Company’s deferred tax assets of approximately $913,000 are comprised primarily of the future tax benefit of the Company’s net operating loss carryforward of approximately $913,000 at December 31, 2003. Such deferred tax asset is offset by a valuation allowance equal to the total net deferred tax asset balance.

As of December 31, 2003, the Company had a federal net operating loss carryforward of approximately $7,000,000 that expires at various dates through 2021, and a state net operating loss carryforward of approximately $6,000,000 that expires at various dates through 2008. Utilization of such California net operating losses has been suspended by the State of California through 2004.

Pursuant to Section 382 of the Internal Revenue Code, use of the Company’s net loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three-year period. As a result of a 55% change in ownership from 1999 to 2000, the Company has determined that its net loss carryforwards are limited to $595,000 per year. Future changes in ownership could further impact the Company’s ability to utilize net loss carryforwards remaining at the ownership change date.

As of December 31, 2003, the Company has provided a 100% valuation allowance for the tax effect of the net deferred tax assets. As a result, no benefit for income taxes has been provided in the accompanying statements of operations. The Company has provided this valuation allowance since management could not determine that it was “more likely than not” that the benefits of the net deferred tax assets would be realized.

4.	Payroll Taxes

From the three months ended June 30, 2000 through fiscal 2001 and 2002, the Company either failed to pay or failed to pay timely, its federal payroll tax liabilities. As a result, the Company incurred penalties and interest on the unpaid balances. The original amount of unpaid taxes was approximately $1,100,000.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

On October 27, 2003, the Company entered into a secured installment agreement with the Internal Revenue Service. Pursuant to the installment agreement, the Company agreed to pay $30,000 per month through December 31, 2004 and $40,000 per month thereafter until the total liability is paid in full. Penalties and interest, as provided by law, will continue to accrue until the total liability is paid in full. As of December 31, 2003 and March 31, 2004, the outstanding liability was $2,032,036 and $1,979,809, respectively.

5.	Notes Payable

Bear Flag

In June 2002, the Company entered into an agreement with Bear Flag 1991 Trust (Bear Flag) in which Bear Flag would obtain, on behalf and for the benefit of the Company, a letter of credit in the amount of $100,000 in connection with the Company’s new office lease. The original maturity date of the agreement was the earlier of (i) 90 days from the date of the agreement, or (ii) upon the effective date of a merger and receipt by the Company of at least $1,000,000 in funding. In consideration, the Company issued warrants to purchase 25,000 shares of its common stock that are exercisable at $4.00 per share and expire at the greater of (a) three years from the date of issuance, or (b) one year beyond the date the Company’s common stock becomes traded on a national market. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $3,517 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.82% interest rate; five years contractual life; and volatility of 25%.

In August 2002, the maturity date of the agreement was extended to the earlier of October 4, 2002, or the date upon which the Company received equity financing as part of a merger. In consideration for extending the maturity date of the agreement, the Company issued warrants to purchase another 25,000 shares of its common stock that are exercisable at $4.00 per share and expire at the greater of (a) three years from the date of issuance, or (b) one year beyond the date the Company’s common stock becomes traded on a national market. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $3,517 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.82% interest rate; five years contractual life; and volatility of 25%.

In April 2003, in accordance with the terms of the office lease, the letter of credit was reduced to $80,000 resulting in a corresponding reduction in the amount due to Bear Flag.

In August 2003, the Company entered into a settlement agreement and release with Bear Flag. In consideration for the settlement, the Company (i) replaced the outstanding letter of credit associated with the office lease in the amount of $80,000, (ii) paid Bear Flag $15,500 for legal fees, (iii) paid Bear Flag $16,767 in interest equivalent to a rate of 13% per year for the outstanding balance, retroactively, (iv) issued warrants to purchase 125,000 shares of its common stock that are exercisable at $2.00 per share and expire on August 25, 2008, (v) adjusted the exercise price of the warrants issued in June 2002 to $2.00 per share which will now expire on June 6, 2007, and (vi) adjusted the exercise price of the warrants issued in September 2002 to $2.00 per share which will now expire on September 4, 2007. As a result, the Company recorded a non-cash warrant expense of $34,351, using the Black-Scholes model to determine the fair value. The assumptions used in the Black-Scholes model were as follows: no dividend yield; interest rates ranging from 2.00% to 3.25%; contractual lives ranging from 2.8 to 5.0 years; and volatility of 25%.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Sutter Capital

In December 2001, the Company entered into a loan agreement with Sutter Capital Management (Sutter Capital) in which Sutter Capital loaned the Company $100,000 at an interest rate of 10% per annum for a term of six months or until the Company received any debt or equity financing in excess of $100,000.

On June 13, 2002, the maturity date of the loan was extended to the earlier of either July 31, 2002 or the date upon which the Company receives equity funding as part of a then contemplated merger. In consideration for extending the maturity date of the loan, the Company issued warrants to purchase 6,250 shares of its common stock that are exercisable at $2.00 per share and expire in December 2005. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $3,508 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.82% interest rate; 4.5 years contractual life; and volatility of 25%.

On August 1, 2002, the maturity date of the loan was extended to the earlier of either September 30, 2002 or the date upon which the Company receives equity funding as part of a then contemplated merger. In consideration for extending the maturity date of the loan, the Company issued warrants to purchase 12,500 shares of its common stock that are exercisable at $2.00 per share and expire in December 2005. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $6,942 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.82% interest rate; 4.42 years contractual life; and volatility of 25%.

On February 28, 2003, the Company entered into a settlement agreement and release with Sutter Capital. In connection with the settlement and the conversion of all outstanding indebtedness payable to Sutter Capital, the Company (i) issued 50,000 shares of its common stock, (ii) issued warrants to purchase 93,750 shares of its common stock that are exercisable at $2.00 per share and expire in February 2008, (iii) adjusted the exercise price of warrants previously issued to Sutter Capital to $2.00 per share, and (iv) entered into a consulting contract in which Interchange agrees to pay Sutter Capital $4,166 per month for consulting services for 12 months beginning July 2003. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $52,708 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.00% interest rate; five years contractual life; and volatility of 25%. The Company recorded an immaterial incremental charge related to the fair value of the re-priced warrants.

Virtumundo

In May 2002, the Company issued a promissory note to Virtumundo, Inc. in the principal amount of $66,000 in lieu of outstanding accounts payable. The note accrued interest at a rate of 18% per annum compounded monthly. Monthly payments of $5,000 were due until July 31, 2002, when the remaining unpaid principal balance plus interest was due in full. As of December 31, 2003, the outstanding balance of the note was zero.

M and L Ventures

In July 2001, the Company issued a promissory note to M and L Ventures in the principal amount of $30,000 which accrued interest at a rate of 10% per annum. The principal amount and any unpaid interest were due on July 27, 2001.

In January 2003, the Company entered into a settlement agreement and release with M and L Ventures. In consideration for the settlement, the Company issued warrants to purchase 62,500 shares of its common stock at an exercise price of $4.00 per share that expire in December 2007. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $7,840 and was recorded as non-cash warrant expense. The assumptions used in the Black-Scholes model were as follows: no dividend yield;

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

3.00% interest rate; five years contractual life; and volatility of 25%. As of December 31, 2003, the outstanding balance of the note was zero.

6.	Convertible Secured Promissory Notes

During 2001, the Company issued three convertible secured promissory notes to Frastacky Associates, Inc. (Frastacky Associates), a stockholder of the Company, for the aggregate amount of $550,000. The notes accrue interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a purchase price of $2.00 per share at any time prior to the payment in full of the notes. In addition, the Company entered into a security agreement with Frastacky Associates granting a security interest in all assets currently owned by the Company to secure payment of the notes.

In November 2002, the Company issued a convertible secured promissory note to Frastacky Associates for the amount of $250,000. The note accrues interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a rate of $2.00 per share at any time prior to the payment in full of the note.

In January 2003, the Company issued three convertible secured promissory notes to Frastacky Associates for the aggregate amount of $500,000. The notes accrue interest at a rate of 10% per annum and may be converted into shares of the Company’s common stock at a rate of $2.00 per share at any time prior to the payment in full of the notes.

Frastacky Associates was granted piggy-back registration rights in connection with the issuance of the convertible secured promissory notes. Such registration rights are not available for the Company’s initial public offering.

In June 2003, the Company entered into a loan extension and conversion agreement with Frastacky Associates. This agreement applied to the seven outstanding convertible secured promissory notes with an aggregate principal amount of $1,300,000 and extended the maturity date of the outstanding principal balance and accrued interest of the notes to April 30, 2004. As of December 31, 2003, the outstanding balance of convertible secured promissory notes was $1,300,000 and the outstanding balance of accrued interest was $168,192. As of March 31, 2004, the outstanding principal balance of the notes was $1,300,000, with accrued interest of $168,002.

In April 2004, the Company entered into an additional loan extension and conversion agreement with Frastacky Associates. This agreement extended the maturity date of the promissory notes to the earlier of (i) one day before the first maturity date of any outstanding convertible secured debentures, (ii) 10 days after the Company completes and initial public offering of its common stock, or (iii) December 31, 2004.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	Commitments and Contingencies

Lease Commitments

The Company leases office space under an operating lease agreement that expires in March 2007. The future minimum lease payments under non-cancelable operating leases at December 31, 2003 are as follows:

Operating
Leases

(in thousands)
Year ending December 31,
2004	$203
2005	214
2006	224
2007	57

Total minimum lease payments	$698

The Company recognizes rent expense on a straight-line basis over the life of the operating lease as the lease contains a fixed escalation rent clause. Rent expenses for the years ended December 31, 2003 and 2002 were $210,000 and $222,000, respectively.

401(k) Plan

The Company maintains a 401(k) plan for eligible employees. Employees become eligible to participant in the plan at the beginning of each calendar quarter (January, April, July, October) following their hire date. Employees may contribute amounts ranging from 1% to 15% or their annual salary, up to maximum limits set by the Internal Revenue Service. The Company may make matching contributions at its own discretion. Employees immediately vest 100% of their own contributions and the Company’s matching contributions. Through March 31, 2004, the Company has made no matching contributions.

Employment Agreements

The Company has signed employment agreements with its three executive officers. The agreements provide for the payments of annual salaries totaling $465,000 and annual bonuses of up to 30% of annual salary, or $132,500 in the aggregate. The agreements have an initial term of two years and automatically renew for one year terms unless terminated on at least 30 days notice by either party. If the Company terminates one of these officers without cause, the Company is obligated to pay the terminated officer (i) his annual salary and other benefits earned prior to termination, (ii) the greater of such officer’s annual salary for the remaining term of the agreement or such officer’s annual salary, (iii) the average of all bonuses during the term of the employment agreement, (iv) the same benefits that such officer received prior to termination, for a period of 12 months following termination, and (v) the right to exercise all options, including any as yet unvested options, for a period of 12 months following termination.

Legal Proceedings

The Company is not currently a party to any legal proceedings. From time to time, however, the Company may be subject to a variety of legal proceedings and claims in the ordinary course of business.

8.	Convertible Secured Debentures

Between August 2003 and November 2003, the Company entered into convertible secured debenture and warrant purchase agreements with various investors. Pursuant to these agreements, the investors purchased

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

an aggregate of $2,382,000 of 8% convertible secured debentures and warrants to purchase shares of the Company’s common stock. The convertible secured debentures are secured by the Company’s assets and are subordinated to the Frastacky Associates convertible secured promissory notes (Note 6). The purchases of the convertible secured debentures and the warrants took place in seven tranches. The tranches closed on August 27, 2003, September 5, 2003, September 16, 2003, September 30, 2003, October 15, 2003, October 20, 2003 and November 20, 2003. The convertible secured debentures are due on the earlier of (i) the first anniversary from the applicable date of issuance, or (ii) fifteen days following the Company’s consummation of any equity and/or debt financing with aggregate gross proceeds of at least $10,000,000. Each convertible secured debentures holder has the right, at any time, to convert their debenture into shares of the Company’s common stock at an initial conversion ratio of one share of common stock for each $3.35 of principal amount of debenture. The Company also issued warrants to purchase an aggregate of 476,400 shares of common stock at an exercise price of $3.75 per share that expire five years from the date of issuance. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $73,729 and was recorded as convertible debt discount and will be amortized over the life of the debentures. The assumptions used in the Black-Scholes model were as follows: no dividend yield; 3.125% interest rate; five years contractual life; and volatility of 25%. As of December 31, 2003, the outstanding balance of convertible secured debentures was $2,382,000 and the outstanding balance of convertible debt discount was $52,916. As of March 31, 2004, the outstanding balance of convertible secured debentures was $2,382,000 and the outstanding balance of the convertible debt discount was $34,737.

In connection with the issuance of the convertible secured debentures, the Company paid $604,708 in cash for placement agent fees. These fees are recorded in prepaid expenses and will be amortized over the life of the debentures. The Company also issued to the placement agent warrants to purchase an aggregate of 303,851 shares of common stock that are exercisable at $4.00 per share and expire on May 31, 2008. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $52,749 and was recorded in prepaid expenses and will be amortized over the life of the debentures. As of December 31, 2003, the outstanding balance of prepaid expenses related to the convertible secured debenture issuance was $448,621. As of March 31, 2004, the outstanding balance of prepaid expenses related to the convertible secured debenture issuance was $284,445.

9.	Stockholders’ Equity

The Company’s authorized capital consists of 30,000,000 shares of common stock and 10,000,000 shares of convertible preferred stock.

The Company is prevented from declaring or paying any cash or in kind dividends or other distributions with respect to its capital stock until all principal and accrued interest related to the convertible secured debentures (Note 8) has been paid in full.

As of December 31, 2003 and March 31, 2004, the convertible preferred stock outstanding consisted of the following:

	Shares	Liquidation	Original Issue	Conversion
Convertible Preferred Stock Class	Outstanding	Preference	Price	Ratio

Series A	497,750	$4.00	$4.00	3.3245
Series B	68,188	16.00	16.00	10.6182
Series C	284,188	4.00	4.00	3.8834
Series D	123,999	6.00	6.00	5.4460
Series E	34,000	8.00	8.00	7.0086

Total	1,008,125

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stockholders of the Company’s convertible preferred stock have voting rights and powers equal to the voting rights and powers of stockholders of the Company’s common stock and are entitled to the number of votes equal to the number of full shares of the Company’s common stock into which such shares of convertible preferred stock could be converted. Stockholders of the Company’s convertible preferred stock are entitled to noncumulative dividends equal to the dividends payable to the Company’s common stockholders only when and if dividends are declared by the Company’s Board of Directors. The Company’s convertible preferred stockholders can convert their preferred shares into shares of the Company’s common stock at any time. The number of shares of common stock to be issued is determined by multiplying the number of shares of convertible preferred stock by the original issue price and dividing by the applicable conversion ratio. Convertible preferred stock is converted automatically upon (i) the closing of an underwritten public offering of the Company’s common stock at a price per share not less than $40.00 per share, or (ii) the election of at least a majority of the class of convertible preferred stockholders, voting as a separate class, to automatically convert all of the outstanding share of their class of convertible preferred stock. (Also see Note 12).

On August 11, 2003, the stockholders of the Company approved a one-for-four reverse split of the Company’s common stock. The reverse stock split was effective on August 26, 2003. The effect of the reverse stock split has been applied retroactively to all equity transactions.

Activity for the Year Ended December 31, 2002

The Company issued 23,126 shares of common stock for financial consulting services, for a total value of $38,850.

The Company issued 50,368 shares of common stock in a private placement for $175,000.

Activity for the Year Ended December 31, 2003

During February 2003, the Company issued 50,000 shares of its common stock for settlement of a note payable valued at $100,000. In addition, the Company issued warrants to purchase 93,750 shares of its common stock exercisable at $2.00 per share that will expire on February 27, 2008. The fair value of these warrants, using the Black-Scholes model at the date of grant, was $57,208 and was expensed as non-cash warrant expense.

During March 2003, the Company issued 2,500 shares of its common stock for $5,000 of financial consulting services.

Activity for the Three Months Ended March 31, 2004

During January 2004, the Company issued 100,000 shares of its common stock to five employees of the Company in lieu of $200,000 of deferred salaries and bonuses.

Warrants

The Company issues warrants to non-employees of the Company for various purposes including for: services rendered, debt settlements and extensions. See Notes 5, 6 and 8 for description of significant transactions.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Warrant activity for the years ended December 31, 2002 and 2003 was as follows:

		Warrant Price
	Shares	per Share

Outstanding at December 31, 2001	663,302	$2.00 - $20.00
Granted	113,350	2.00 - 4.00
Expired	(34,375)	3.00 - 8.00

Outstanding at December 31, 2002	742,277	2.00 - 20.00
Granted	1,078,376	2.00 - 4.00
Expired	(2,396)	4.00 - 8.00

Outstanding at December 31, 2003	1,818,257	2.00 - 20.00

Exercisable at December 31, 2003	1,818,257	2.00 - 20.00

Warrant activity for the three months ended March 31, 2004 was as follows:

		Warrant Price
	Shares	per Share

Outstanding at December 31, 2003	1,818,257	$2.00 - $20.00
Granted	—	4.00 - 16.00
Expired	(31,463)	4.00 - 16.00

Outstanding at March 31, 2004	1,786,794	2.00 - 20.00

Exercisable at March 31, 2004	1,786,794	2.00 - 20.00

10.	Stock Plans

In March 1999, the Company adopted the 1999 Incentive Equity Plan (1999 Plan). The 1999 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options are available for exercise at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The Company has reserved 500,000 shares for issuance under the 1999 Plan, and as of December 31, 2003, a total of 405,710 shares were subject to options granted and outstanding under the 1999 Plan.

In March 2000, the Company adopted the 2000 Incentive Equity Plan (2000 Plan). The 2000 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options vest and are exercisable at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The Company has reserved 500,000 shares for issuance under the 2000 Plan, and as of December 31, 2003, a total of 491,612 shares were subject to options granted and outstanding under the 2000 Plan.

In January 2004, the Company adopted the 2004 Incentive Equity Plan (2004 Plan). The 2004 Plan provides for the grant of non-qualified and incentive stock options to employees, directors and consultants of options to purchase shares of the Company’s stock. Options are granted at exercise prices equal to the fair market value of the common stock on the date of grant. Generally, 25% of the options are available for exercise at the end of nine months, while the remainder of the grant is exercisable ratably over the next 27 month period, provided the optionee remains in service to the Company. The Company has reserved 250,000 shares for issuance under the 2004 Plan.

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock option activity under the plans during the periods indicated is as follows:

		Weighted Average
	Shares	Exercise Price

Outstanding at December 31, 2001	750,459	$3.55
Granted	12,500	4.00
Exercised	—	—
Cancelled	(40,000)	4.00

Outstanding at December 31, 2002	722,959	3.54
Granted	268,750	2.01
Exercised	(4,375)	0.40
Cancelled	(90,012)	3.84

Outstanding at December 31, 2003	897,322	3.06
Granted	334,500	2.25

Outstanding at March 31, 2004	1,231,822	$2.84

The weighted average fair value at grant date of the options granted during the years ended December 31, 2002 and 2003 was $1.66 and $2.02 per option, respectively.

The following table summarizes information regarding options outstanding and exercisable at December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life	Price	Shares	Price

$0.40 - $1.00	84,500	5.9 years	$0.40	84,500	$0.40
1.01 - 2.00	262,500	9.0 years	2.00	78,472	2.00
2.01 - 3.00	6,250	9.7 years	2.25	—	—
3.01 - 4.00	544,072	7.5 years	4.00	535,162	4.00

	897,322	7.8 years	$3.07	698,134	$3.34

A further summary of stock option outstanding and exercisable at March 31, 2004 is as follows:

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Price	Shares	Life	Price	Shares	Price

$0.40 - $1.00	84,500	5.7 years	$0.40	84,500	$0.40
1.01 - 2.00	262,500	8.8 years	2.00	100,346	2.00
2.01 - 3.00	340,750	9.8 years	2.25	26,977	2.25
3.01 - 4.00	544,072	7.2 years	4.00	537,403	4.00

	1,231,822	8.2 years	$2.84	749,226	$3.26

INTERCHANGE CORPORATION

NOTES TO FINANCIAL STATEMENTS — (Continued)

11.	Related Party Transactions

In July 2003, the Company’s Board of Directors approved the issuance of a total of 100,000 shares of the Company’s common stock to five employees for previously deferred salaries and bonuses valued at $200,000 which, as of December 31, 2003, was recorded as accrued compensation. The Company issued the common stock in January 2004.

In November 2003, as part of the private placement of convertible secured debentures (Note 8), Douglas S. Norman, Chief Financial Officer of the Company, purchased $25,000 of convertible secured debentures from the Company for $25,000 cash. In addition, Mr. Norman received warrants to purchase 5,000 shares of the Company’s common stock at an exercise price of $3.75 per share which expire on November 11, 2008. The terms and conditions of this transaction are identical to all the other convertible secured debenture transactions.

12.	Election to Convert Preferred Stock

In June 2004, the stockholders of all classes of preferred stock approved, by required vote, the conversion of their preferred stock into 1,169,772 shares of common stock. Such conversion will be effective concurrent with the closing of the planned initial public offering.

[Inside Back Cover of Prospectus]

[Description of Artwork]

This page has our Keyword DNA logo in its top-left corner. It also contains a double helix-shaped diagram that goes from the bottom-left portion of the page to the top-right portion of the page. The side of the double helix contains, from top to bottom, four categories of keywords used in paid search, including “Business Type,” “Geolocation,” “Density & Competition” and “Location Modifiers.” Examples of search terms that fall within each of these categories are listed beside the double helix, with an arrow indicating the category of keyword they fall within. In the bottom-right portion of the page is a box containing the following text: “Interchange maps keywords to local U.S. businesses based upon the business type, its physical location, the density of surrounding people and competitive businesses, as well as location modifiers such as city names, zip and area codes, and landmarks.”

                                     Shares

Common Stock

PROSPECTUS

Roth Capital Partners

                    , 2004.

Through and including                     , 2004 (the 25th day after commencement of this offering), federal securities law may require all dealers selling our common stock, whether or not participating in this offering, to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.     Indemnification of Directors and Officers

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.9 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations. These indemnification agreements also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere in this registration statement:

Exhibit
Document	Number

Form of Underwriting Agreement	1.1
Amended and Restated Certificate of Incorporation	3.1
Amended and Restated Bylaws	3.2
Form of Indemnification Agreement	10.9

Item 25.     Other Expenses Of Issuance And Distribution

The following table sets forth the costs and expenses, other than the underwriting discount, payable by the Registrant in connection with the offering of the common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the Nasdaq SmallCap Market application fee.

SEC registration fee		$3,168
NASD filing fee		*
Nasdaq SmallCap Market application fee		5,000
Nasdaq SmallCap Market entry fee		*
Nasdaq SmallCap Market annual fee (prorated for 2004)		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Directors’ and officers’ insurance premium		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 26.     Recent Sales of Unregistered Securities

The following list sets forth information regarding all securities we have sold since January 2001.

(1)	Between March 2001 and November 2001, we sold, in a private placement to four investors, 11,000 shares of convertible preferred Series C stock for $44,000, which upon the completion of this offering will be converted into 12,985 shares of common stock. Additionally, we sold, in a private placement to four investors, 7,333 shares of convertible preferred Series D stock for $44,000, which upon the completion of this offering will be converted into 8,078 shares of common stock. Additionally, we sold in a private placement to five investors, 27,750 shares of convertible preferred Series E stock for $122,000, which upon the completion of this offering will be converted into 31,675 shares of common stock.

(2)	In April 2001, we sold, in a private placement to two investors, 60,000 shares of common stock for $120,000.

(3)	In April 2001, we issued 481 shares of common stock upon exercise of options with an aggregate exercise price of $1,923.

(4)	In May 2001, we issued 35,415 shares of common stock for $70,830 of financial consulting services.

(5)	In June 2001, we sold, in a private placement to three investors, 80,000 shares of common stock for $160,000.

(6)	In June 2001, we issued 4,441 shares of common stock for $17,763 of outstanding liabilities.

(7)	In July 2001, we issued 563 shares of common stock for $2,250 of financial consulting services.

(8)	In August 2001, we issued 3,125 shares of common stock for $12,500 of outstanding liabilities.

(9)	In September 2001, we issued 2,716 shares of common stock for $12,500 of financial consulting services.

(10)	In October 2001, we issued 1,167 shares of common stock for $4,666 of financial consulting services.

(11)	In November 2001, we issued 12,500 shares of common stock in exchange for settlement of a note payable valued at $25,000.

(12)	In November 2001, we issued 625 shares of common stock for $5,000 of commission related to the conversion of notes payable.

(13)	In December 2001, we issued 1,563 shares of common stock for $6,250 of financial consulting services.

(14)	In January 2002, we sold, in a private placement, 6,250 shares of common stock for $25,000.

(15)	In February 2002, we issued 1,563 shares of common stock for $6,250 of financial consulting services.

(16)	In April 2002, we sold, in a private placement, 22,059 shares of common stock for $75,000.

(17)	In April 2002, we issued 12,500 shares of common stock for $100 of financial consulting services.

(18)	In May 2002, we sold, in a private placement, 22,059 shares of common stock for $75,000.

(19)	In May 2002, we issued 1,563 shares of common stock for $6,250 of financial consulting services.

(20)	In June 2002, we issued 1,250 shares of common stock for $5,000 of financial consulting services.

(21)	In July 2002, we issued 6,250 shares of common stock for $21,250 of financial consulting services.

(22)	In February 2003, we issued 50,000 shares of common stock for settlement of a note payable valued at $100,000.

(23)	In March 2003, we issued 2,500 shares of common stock for $5,000 of financial consulting services.

(24)	In April 2003, we issued 4,375 shares of common stock upon exercise of options with an aggregate exercise price of $1,750.

(25)	Between August 2003 and November 2003, we issued convertible secured debentures with an aggregate principal amount of $2,382,000, bearing interest of 8%, convertible into common stock at a rate of $3.35 per share.

(26)	In January 2004, we issued 100,000 shares of common stock to five of our employees in lieu of $200,000 of deferred salaries and bonuses.

(27)	Since January 1, 2001, we have issued warrants to purchase 1,466,440 shares of common stock at a weighted average exercise price of $3.36.

(28)	Since January 1, 2001, we have issued options to directors, officers, employees and consultants to purchase 1,231,822 shares of common stock at a weighted average exercise price of $3.22.

The issuance of securities in the transactions described above were deemed exempt from registration under the Securities Act in reliance on Section 4(2), Regulation D or Rule 701 promulgated thereunder as transactions by an issuer not involving any public offering or pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

There were no underwriters employed in connection with any of the transactions set forth in this Item 26.

Item 27.	Exhibits

Exhibit
Number		Exhibit Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Amended and Restated Bylaws of the Registrant
4	.1*	Specimen common stock certificate
4	.2*	Form of Securities Purchase Agreement—Series A Preferred stock
4	.3*	Form of Securities Purchase Agreement—Series B Preferred stock
4	.4*	Form of Securities Purchase Agreement—Series C, Series D and Series E Preferred stock
4	.5*	Promissory Note, dated July 18, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.6*	Promissory Note, dated October 24, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.7*	Promissory Note, dated November 28, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.8*	Promissory Note, dated November 25, 2002, by and between the Registrant and Frastacky Associates, Inc.
4	.9*	Promissory Note, dated January 17, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.10*	Promissory Note, dated January 17, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.11*	Promissory Note, dated January 30, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.12*	Loan Extension and Conversion Agreement, dated June 29, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.13*	Security Agreement, dated August 15, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.14*	Form of Unit Subscription Agreement for Convertible Secured Debentures
4	.15*	Form of 8% Convertible Secured Promissory Note
4	.16*	Form of Warrant
5	.1*	Opinion of Latham & Watkins LLP
10	.1*#	1999 Incentive Equity Plan and forms of related agreements
10	.2*#	2000 Incentive Equity Plan and forms of related agreements
10	.3*#	2004 Incentive Equity Plan and forms of related agreements
10	.4*	Office Lease, dated as of June 26, 2002, by and between the Registrant and EOP-Oakwood Plaza Laguna, LLC
10	.5*	Irrevocable Stand-by Letter of Credit, dated September 18, 2003, with Silicon Valley Bank for benefit of EOP-Oakwood Plaza Laguna, LLC
10	.6*#	Employment Agreement, dated as of January 3, 2003, by and between Heath B. Clarke and the Registrant
10	.7*#	Employment Agreement, dated as of January 3, 2003, by and between Michael A. Sawtell and the Registrant
10	.8*#	Employment Agreement, dated as of February 3, 2003, by and between Douglas S. Norman and the Registrant
10	.9*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
23.1		Consent of Haskell & White LLP, independent registered public accounting firm

Exhibit
Number		Exhibit Description

23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1		Power of Attorney (see Page II-7 of this Form SB-2)

*	To be included by amendment.

#	Indicates management contract or compensatory plan.

Item 28.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Laguna Hills, State of California, on the 29th day of June, 2004.

INTERCHANGE CORPORATION

/s/ Heath B. Clarke

Heath B. Clarke
Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Heath B. Clarke and Douglas S. Norman and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Heath B. Clarke Heath B. Clarke	Chief Executive Officer and Chairman of the Board (principal executive officer)	June 29, 2004

/s/ Douglas S. Norman Douglas S. Norman	Chief Financial Officer and Secretary (principal financial and accounting officer)	June 29, 2004

/s/ Theodore E. Lavoie Theodore E. Lavoie	Director	June 29, 2004

/s/ Philip K. Fricke Philip K. Fricke	Director	June 29, 2004

EXHIBIT INDEX

Exhibit
Number		Exhibit Description

1	.1*	Form of Underwriting Agreement
3	.1*	Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Amended and Restated Bylaws of the Registrant
4	.1*	Specimen common stock certificate
4	.2*	Form of Securities Purchase Agreement—Series A Preferred stock
4	.3*	Form of Securities Purchase Agreement—Series B Preferred stock
4	.4*	Form of Securities Purchase Agreement—Series C, Series D and Series E Preferred stock
4	.5*	Promissory Note, dated July 18, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.6*	Promissory Note, dated October 24, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.7*	Promissory Note, dated November 28, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.8*	Promissory Note, dated November 25, 2002, by and between the Registrant and Frastacky Associates, Inc.
4	.9*	Promissory Note, dated January 17, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.10*	Promissory Note, dated January 17, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.11*	Promissory Note, dated January 30, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.12*	Loan Extension and Conversion Agreement, dated June 29, 2003, by and between the Registrant and Frastacky Associates, Inc.
4	.13*	Security Agreement, dated August 15, 2001, by and between the Registrant and Frastacky Associates, Inc.
4	.14*	Form of Unit Subscription Agreement for convertible Secured Debentures
4	.15*	Form of 8% Convertible Secured Promissory Note
4	.16*	Form of Warrant
5	.1*	Opinion of Latham & Watkins LLP
10	.1*#	1999 Incentive Equity Plan and forms of related agreements
10	.2*#	2000 Incentive Equity Plan and forms of related agreements
10	.3*#	2004 Incentive Equity Plan and forms of related agreements
10	.4*	Office Lease, dated as of June 26, 2002, by and between the Registrant and EOP-Oakwood Plaza Laguna, LLC
10	.5*	Irrevocable Stand-by Letter of Credit, dated September 18, 2003, with Silicon Valley Bank for benefit of EOP-Oakwood Plaza Laguna, LLC
10	.6*#	Employment Agreement, dated as of January 3, 2003, by and between Heath B. Clarke and the Registrant
10	.7*#	Employment Agreement, dated as of January 3, 2003, by and between Michael A. Sawtell and the Registrant
10	.8*#	Employment Agreement, dated as of February 3, 2003, by and between Douglas S. Norman and the Registrant
10	.9*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers
23.1		Consent of Haskell & White LLP, independent registered public accounting firm
23	.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)

Exhibit
Number	Exhibit Description

24.1	Power of Attorney (see Page II-7 of this Form SB-2)

*	To be included by amendment.

#	Indicates management contract or compensatory plan.